Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

31 May 2006

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 03 May 2006 to 31May 2006.

Also included is a copy of the Annual Report 2006 for Scottish and Southern Energy plc..

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

List of Announcements

Date	Headline	LSE Number
05/05/2006	Increase in investment	5019C
24/05/2006	Holding(s) in Company	5255D
31/05/2006	Final Results	7998D
31/05/2006	Corporate Update	7991D
31/05/2006	Corporate Update	7992D
31/05/2006	Corporate Update	7993D

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	07:01 31-May-06
Number	7993D

Scottish and Southern Energy

31 May 2006
Nr-6117

INVESTMENT IN WIND FARM DEVELOPMENTS

Scottish and Southern Energy plc ("SSE") had entered into an agreement with I&H Brown Ltd to acquire two wind farm developments, comprising 98MW of capacity, subject to the necessary planning consent and electricity network capacity being secured.

The sites are at Toddleburn (36MW) in the Scottish Borders and Calliacher (62MW) in Perth and Kinross. If planning consent for the projects is secured, and electricity network capacity is secured for Calliacher, SSE will construct and operate the two wind farms.

SSE already owns and operates four wind farms in Scotland with a total capacity of 162MW. This includes Hadyard Hill in South Ayrshire which, earlier this year, became the first wind farm in the UK to generate over 100MW of electricity.

In addition to the proposed wind farms at Toddleburn and Calliacher, SSE is hoping that its planning applications in respect of another five wind farms, with a total capacity of 263MW will be determined in the course of the next year.

Ian Marchant, Chief Executive of SSE, said: "In the Prime Minster's words, we can expect another 'big push' on renewables. Onshore wind farms have a big part to play in meeting the UK's energy goals, and this agreement to acquire sites complements our in-house development work. There is no doubt that the planning process for wind farms continues to present a significant challenge but this agreement shows that we continue to be committed to a major programme of investment in renewable energy."

- ENDS -

Enquiries to:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	07:01 31-May-06
Number	7992D

Scottish and Southern Energy

82-3099

31 May 2006
Nr-6115

PLANS FOR THE UK'S FIRST CLEANER COAL POWER PLANT AT FERRYBRIDGE POWER STATION

Scottish and Southern Energy plc ("SSE") has entered into an agreement with Mitsui Babcock, Siemens and UK Coal to undertake the front end engineering design of a carbon capture ready 500MW cleaner coal plant at its Ferrybridge Power Station in West Yorkshire.

The development of the plant would involve the 'retrofit' of a 500MW Supercritical Boiler and turbine providing a thermal cycle efficiency of more than 45%, which would be the first of its kind in the UK. It would be made 'capture ready' to facilitate the subsequent deployment of post-combustion carbon dioxide capture equipment. Typical conventional coal-fired power stations have a thermal efficiency of around 36%.

As the UK Energy Minister Malcolm Wicks stated in April 2006: "Coal and other fossil fuels remain vital ingredients in our energy mix, but we need to reduce the impact that burning them has on our environment." In this context, the development announced today would represent a significant step forward in the provision of de-carbonised electricity in the UK.

On completion, the installation of the supercritical plant would save around 500,000 tonnes of carbon dioxide a year compared with a conventional plant, which is equivalent to developing 230MW of wind farm capacity. The subsequent deployment of carbon capture equipment would save a further 1.7 million tonnes of carbon dioxide, equivalent to almost 800MW of wind farm capacity.

High-level engineering feasibility studies into the project have already been completed. The partners will now carry out further detailed front-end engineering design work with the aim of confirming the viability of the scheme. This work is expected to be complete within the next year. This will allow investment decisions to be taken during 2007. Subject to that, the supercritical plant could be in commercial operation in 2011/12.

Installation of the supercritical plant is estimated to require an investment by SSE of around £250m and the post-combustion carbon dioxide capture equipment is estimated to require a further investment by SSE of around £100m. SSE would own and operate the supercritical plant and the carbon capture equipment, if deployed.

The project will also examine the opportunities for securing supplies of fuel for the station from coal in the UK, such as that mined at Kellingley which is very close to Ferrybridge itself.

SSE has already begun the installation of flue gas desulpherisation equipment on half of the capacity at Ferrybridge, which has a total capacity of 2,000MW.

Ian Marchant, Chief Executive of SSE said: "Investment in the development and deployment of new and emerging technologies for generating electricity is a key part of SSE's long-term strategy for sustainable electricity generation in the UK. The ability to deploy technology to 'de-carbonise' fuel to provide low emissions generation, while ensuring we are still able to use coal reserves as primary fuel sources, would be of enormous value.

"Although it is early days as far as far as this development is concerned, I believe that cleaner coal represents a very exciting opportunity for SSE and for the UK as a whole and I am looking forward to the outcome of the next phase of engineering studies."

Iain Miller, Chief Operating Officer of Mitsui Babcock, the lead contractor, said: "The development of the plant at Ferrybridge paves the way for a significant new trend in clean coal for the entire industry. Clean coal technology is already able to deliver 30-40% reduction in carbon dioxide emissions but this partnership heralds the beginning of even greater CO2 capture possibilities. We hope this is only the start of a new generation of cleaner coal plants across the UK."

Jens-Peter Saul, Managing Director, Siemens Power Generation, adds: "The ability to retrofit existing fossil fuel power stations with high efficiency, low emission, power generation technology is a potentially ground-breaking development for the UK energy industry. We are very excited to be participating in this innovative project and working closely with SSE and our partners to bring these plans to fruition."

Gerry Spindler, Chief Executive UK Coal concludes: "This is an exciting prospect which we are pleased to be part of and hope this venture is indicative of our joint desires to provide a clean, green generation plant using indigenous coal to secure some of the UK's energy needs."

- ENDS -

Notes to Editors:

Supercritical plant operates at greater than 'supercritical pressure' (typically 300 bar) with 600^0C steam conditions. By raising the pressure and temperature of the generated steam to supercritical conditions, power plant efficiency is increased, making more electricity from less coal and reducing CO_2 emissions compared to a conventional plant. Supercritical plant can be 'retrofitted' to existing coal plants, using the existing infrastructure at the site.

Carbon dioxide capture involves generating a concentrated stream of pure carbon dioxide for capture and injection into a storage site. Carbon dioxide is separated and captured from the flue gas stream. The leading technologies in post-combustion capture are: chemical solvent absorption using amine-based solvents, commonly-known as oxyfuel firing. 'Capture' technology is a well-established means of separating carbon dioxide from natural gas (known as natural gas 'sweetening') and for some other industrial processes but has not yet been used in association with electricity generation in the UK.

Enquiries to:

Scottish and Southern Energy plc
Alan Young – Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate update
Released	07:01 31-May-06
Number	7991D

Scottish and Southern Energy

82-3099

31 May 2006
Nr-6113

SSE LAUNCH NEW DOMESTIC GAS BOILER MAINTENANCE BUSINESS

Scottish and Southern Energy plc ("SSE") is to launch a domestic gas boiler maintenance, servicing and installations business to rival other providers and bring more competition to the market. Called 'shield' the service is initially aimed at 3.5 million homes in a number of major towns and cities across the south of England, Scotland and South Wales.

The business' offer features a full comprehensive annual service, full breakdown and emergency cover and a 24-hour, 365-day manned customer helpline. The product covers a customer's entire gas central heating system, including the boiler, pipe work, radiators, cylinders and tanks.

The Health and Safety Executive report that some 20 people are killed in the UK every year due to poorly or inadequately serviced gas boilers. Much work has been done to reduce deaths from carbon monoxide poisoning and SSE has been an active participant in this work. 'shield' will further contribute to gas safety by helping to ensure that more household gas boilers are regularly and properly serviced by qualified engineers.

There are an estimated 14 million owner-occupied homes in the UK, of which four million have gas boiler contracts. Over 80% of these contracts are with the one company.

Over 70 new jobs have been created so far, and it is expected that this number will grow as the business expands across the UK. With its dedicated 24-hour call centre, a sales teams and a team of Corgi-registered gas engineers, the business will begin operating on 1 June.

Its development is part of SSE's wider strategy to offer customers a broader range of energy services 'beyond the meter.'

Ian Marchant, Chief Executive of SSE, said: "As one of the leading energy companies in the UK, we now have a top reputation for providing our customers excellence in customer service coupled with a safety record to be proud of. With today's launch of 'shield' we are now determined to bring our expertise into this new area, with an offering to householders to both rival and beat our competitors. Our aim is to offer a safe and high quality service that will not only attract customers with existing policies, but also reach the large part of the market that does not yet have any form of boiler servicing in place."

- ENDS -

Enquiries to:

Scottish and Southern Energy plc
Alan Young – Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Final Results
Released	07:01 31-May-06
Number	7998D

Scottish and Southern Energy

82-3099

31 May 2006

PRELIMINARY RESULTS FOR THE YEAR TO 31 MARCH 2006

"During 2005/06 Scottish and Southern Energy continued its focus on delivering a strong operational performance and on securing value from its investment in new assets. This has enabled the company to deliver another set of very sound financial results and add to its well-established track record of sustained real growth in the dividend. In summary:

- **The full-year dividend will increase by 9.4% to 46.5p per share, including the recommended final dividend of 32.7p per share.**
- **Adjusted profit before tax* grew by 19.2%, from £719.7m to £858.2m.**
- **Adjusted earnings per share* increased by 16.1%, from 62.8p to 72.9p.**
- **There are exceptional items totalling £127.4m, comprising distributions from the administration of TXU businesses and profit from the sale of Thermal Transfer.**
- **The integration of the Scotland and the Southern gas networks is on schedule, following their acquisition by Scotia Gas Networks, in which SSE has a 50% stake, in June 2005.**
- **SSE's energy supply business has grown to over 6.7 million customers at the end of March 2006 – a net gain of 600,000 during the year and of 2.2 million since 2002.**
- **SSE's decisions to delay price rises have saved a typical gas and electricity customer around £100 since the start of 2004, compared with what they would have paid had SSE increased prices at the same time as the UK's largest energy supplier. Prices will be held at their current levels until at least the start of 2007.**
- **SSE has started the investment of around £225m in the installation of flue gas desulphurisation (FGD) equipment at its coal-fired generation plant.**
- **Work has commenced on the £140m project to construct what will be Scotland's first large-scale conventional hydro-electric scheme for 50 years, at Glendoe near Loch Ness.**
- **SSE delivered 140MW of new wind farm capacity during 2005/06, and has acquired two new developments, comprising 98MW of capacity, subject to planning consent and network capacity being secured.**
- **SSE has entered into a partnership with Mitsui Babcock, Siemens UK and UK Coal to undertake the front end engineering design of a 500MW cleaner coal plant at its Ferrybridge Power Station.**
- **The development of SSE's energy services business has reached an important milestone with the launch on 1 June 2006 of a new gas boiler installation and maintenance service.**

SSE's core objective is the delivery of sustainable long-term real dividend growth. Our means of achieving this is unchanged and unchanging: maintaining and investing in energy networks; adding

to our generation portfolio; growing our energy supply business; and developing further our presence in contracting, connections, gas storage and telecoms. This approach continued to serve us well during 2005/06 and we will maintain it during 2006/07 and beyond. With our major investment programme, focused on the UK's key priorities of reliable and lower carbon energy supplies, we have excellent opportunities to enhance and create value. The prospects for sustained real growth in the dividend therefore remain excellent."

Sir Robert Smith
Chairman

*This preliminary results statement describes **adjusted profit before tax** before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39 and after the removal of taxation on profits from jointly-controlled entities and associates. It also describes **adjusted earnings and earnings per share** before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39 and deferred tax. In addition, it describes **adjusted operating profit** before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39, and after the removal of taxation and interest on profits from jointly controlled entities and associates.

FINANCIAL OVERVIEW

These are the first preliminary results that SSE has reported under International Financial Reporting Standards and the comparative results for the year to 31 March 2005 have been re-stated in line with the new standards. SSE focuses on profit before tax before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39, and after the removal of taxation on profits from jointly controlled entities and associates.

	March 06 £m	March 05 £m
Statutory Profit before Tax	**896.9**	**789.3**
Movement in derivatives	70.9	0.0
Exceptional items	(127.4)	(72.5)
Tax on JVs and Associates	29.9	15.3
Interest on convertible debt	3.6	0.0
Return on pension scheme assets	(115.7)	(107.1)
Interest on pension scheme liabilities	100.0	94.7
Adjusted Profit before Tax	**858.2**	**719.7**
Adjusted current tax charge	(231.5)	(182.0)
Adjusted Profit after Tax	**626.7**	**537.7**
Statutory profit after tax	**642.3**	**559.8**
Number of shares for basic and adjusted eps	859.5	857.2
Adjusted EPS*	**72.9**	**62.8**
Basic EPS	**74.7**	**65.3**
Dividend Per Share	**46.5**	**42.5**

Adjusted profit before tax*
Adjusted profit before tax grew by 19.2%, from £719.7m to £858.2m. SSE's statutory operating profit included an adverse movement on IAS 39 operating derivatives of £14.4m. Additionally, there was an adverse movement of £43.5m arising from financial derivatives used by Treasury which was compounded by a further adverse movement on joint venture financing derivatives of £13.0m. This meant that the impact of IAS 39 revaluations ('Movement in derivatives') was a charge of £70.9m.

There was profit growth throughout SSE's business. The most significant growth was achieved in Generation and Supply, which continues to benefit from the expansion of SSE's electricity generation portfolio and the increase in the number of energy supply customers achieved over the past four years.

Adjusted Earnings Per Share*
To monitor financial performance over the medium-term, SSE focuses on adjusted earnings per share, which increased by 16.1%, from 62.8p to 72.9p.

Dividend

The Board is declaring a final dividend of 32.7p, compared with 30.3p in the previous year, an increase of 7.9%, making a full-year dividend of 46.5p, an increase of 9.4%. This compares with 27.5p in 2000, since when the dividend has increased by 69.1%, which represents a compound annual growth rate of 9.2%.

Overall, SSE continued to perform well during 2005/06 and significant opportunities for investment in new assets have been identified for 2006/07 and beyond. These investments are aligned to the UK's key priorities of delivering reliable energy supplies and reducing carbon emissions. They mean that SSE is well-positioned to achieve its target of at least 4% real growth in the dividend payable to shareholders in each of the years to March 2008, with sustained real growth thereafter.

ENERGY SYSTEMS

Key Points:

- **Operating profit* (excluding gas distribution) up 9.2% to £367.9m.**
- **Investment in electricity networks of £172.1m.**
- **Fewer Customer Minutes Lost in electricity in Scottish Hydro and SEPD.**
- **Fewer Customer Interruptions in electricity in Scottish Hydro and SEPD.**
- **Investment in Scotia Gas Networks completed in June 2005.**
- **SSE's share of SGN's adjusted operating profit was £102.7m.**

Energy Systems Introduction
SSE owns Southern Electric Power Distribution, Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission. These companies are the subject of incentive-based regulation by the Office of Gas and Electricity Markets (Ofgem), which sets for periods of five years the prices they can charge for the use of their electricity networks, their capital expenditure and their allowed operating expenditure. In broad terms, Ofgem seeks to strike the right balance between attracting investment in electricity and gas networks, encouraging companies to operate them as efficiently as possible and ensuring that prices for customers are no higher than they need to be. As at 31 March 2006, SSE estimates that Ofgem's valuation of the assets of SSE's distribution and transmission businesses (the Regulated Asset Value or 'RAV') was around £2.55bn.

SSE also has an equity interest of 50% in, and provides corporate and management services to, Scotia Gas Networks (SGN), which owns Southern Gas Networks and Scotland Gas Networks, companies which own and operate the medium and low pressure gas distribution networks in their parts of the UK. They are the subject of incentive-based regulation by Ofgem similar to that which applies in electricity. SGN estimates that the RAV of the networks it owns was around £3.0bn as at 31 March 2006.

Energy Systems Overview
Operating profit* in Energy Systems, excluding gas distribution, increased by 9.2%, from £336.8m to £367.9m. SSE's share of SGN's operating profit in the 10 months from 1 June 2005 was £102.7m. In total, Energy Systems contributed 46.4% of SSE's total operating profit*.

Southern Electric Power Distribution
During 2005/06, Southern Electric Power Distribution's operating profit* increased by 12.2% to £226.1m. This reflected an increase in the number of units of electricity distributed compared with the previous year and follows the introduction of the new Distribution Price Control for 2005-10 and improved performance under Ofgem's incentives framework. SEPD distributed 34.9TWh of electricity, an increase of 0.75TWh.

The average number of minutes of lost electricity supply per customer was 71, compared with 84 in the previous year. The number of supply interruptions per 100 customers was 78, compared with 98 in the previous year. Performance in respect of both minutes lost and interruptions was ahead of targets set by Ofgem under its Information and Incentives Project (IIP) which gives financial benefits to distribution network operators that deliver good performance for customers. This together with income earned under other incentive arrangements is expected to lead to additional revenue of over £8m in 2007/08.

Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission
Operating profit* for Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission increased by 4.9% to £141.8m. This reflected an increase in the number of units distributed and follows the introduction of the new Price Control for 2005-10 and improved performance under Ofgem's incentives framework. In the Scottish Hydro Electric area, 8.9TWh of electricity were distributed during 2005/06, compared with 8.7TWh in the previous year.

The average number of minutes of lost electricity supply per customer was 65, compared with 86 in the previous year, making performance in 2005/06 the best since records began in the 1960s. The number of interruptions per 100 customers was 79, compared with 89 in the previous year. Performance in respect of

both minutes lost and interruptions was ahead of Ofgem's IIP targets. This together with income earned under other incentive arrangements is expected to lead to additional revenue of over £4m in 2007/08.

Electricity Network Investment

The key responsibility of SSE's Power Systems businesses is to maintain safe and reliable supplies of electricity and to restore supplies as quickly as possible in the event of interruptions. During the Price Control period 2000-05, SSE invested £780m in its electricity networks. A further £172.1m was invested in 2005/06. In the course of the year, SSE added 974km to the length of its networks, taking the total to over 127,000km. It also rebuilt 378km of its networks as part of its programme of replacing 'open wire' overhead lines and low voltage Consac cable.

The Price Control Review for 2005-10 resulted in significantly increased allowances for capital expenditure to maintain and improve the electricity networks, and SSE's increased investment programme is now under way.

As a result, SSE forecasts that the RAV of its distribution and transmission businesses has increased by around £80m (nominal) to £2.55bn as at 31 March 2006. In addition, SSE expects to deliver an increase in capital expenditure, of over 20%, during 2006/07 and to sustain capital expenditure at this level until 2010. On this basis, the RAV is expected to grow by around £500m (or around £120m in real terms), excluding any major transmission investment, during the 2005-2010 Price Control period.

Future Transmission Developments

Since the introduction of British Electricity Trading and Transmission Arrangements (BETTA) in April 2005, National Grid has been Great Britain System Operator, responsible for balancing the supply and demand of electricity across Great Britain. Scottish Hydro Electric Transmission remains responsible for operating, maintaining and investing in the transmission network in its area, which serves around 70% of Scotland. These arrangements are working well.

In March 2006, Ofgem published the third of six consultation documents that will form part of the Transmission Price Control Review for 2007-12. The objectives of the Review are to develop incentives for investment in electricity infrastructure, ensuring they are best able to provide efficient and timely investment and allocate risk appropriately. In this context, key issues include the arrangements for remunerating investment in the transmission network, including the major upgrades likely to be required in the future to accommodate the generation of renewable energy. SSE is encouraged by Ofgem's previous work in relation to approving investment for such infrastructure development.

As the licensed transmission company for the north of Scotland, SSE has to ensure there is sufficient network capacity for those seeking to generate electricity from renewable sources, in response to the Renewables Obligation. The project to replace the electricity transmission line connecting Beauly in the Highlands with Denny in the Central Belt of Scotland is in line with that responsibility. It is likely that the construction of its part of the replacement line will require an investment by SSE of around £250m.

SSE's applications to Scottish Ministers for consent to build its part of the line were submitted in September 2005, but it is not yet clear how long it will take for the applications to make their way through the planning process.

Electricity Distribution and Transmission Priorities in 2006/07

During 2006/07, SSE's first objective in power systems will be to maintain safe and reliable supplies of electricity and to restore supplies as quickly as possible in the event of interruptions. This will be supported by a significant increase in investment in the networks, targeted at upgrading them where the greatest number of customers will benefit. SSE will also continue to work closely with Ofgem to secure a satisfactory outcome from the Transmission Price Control Review. It will also seek to make progress with the replacement of its part of the Beauly-Denny transmission line.

Scotia Gas Networks - Financial

In June 2005, Scotia Gas Networks plc (SGN), in which SSE holds 50% of the equity, acquired the Scotland and the Southern gas distribution networks from National Grid Transco. They comprise 73,000km of gas mains, delivering gas to around 5.6m industrial, commercial and domestic customers.

SGN funded the acquisitions through: £540.0m of shareholder subordinated debt; £427.8m of equity; and £2,250m of non-recourse bank borrowings. SSE's actual investment, including the shareholder subordinated debt, was £505.0m, which was £35.0m lower than was expected when the acquisitions were completed. In return for this investment of £505.0m, SSE recognises 50% of the distributable earnings from SGN. SSE is

also providing SGN with corporate and management services. The acquisitions have made SSE the second largest energy distribution business in the UK.

In the first ten months, SSE's share of SGN's adjusted operating profit was £102.7m. Net of all items of interest, its contribution to SSE's profit before tax* was £48.6m. This was despite high gas prices leading to significantly increased 'shrinkage' costs.

Significant benefits have already arisen as a result of the synergies between SGN and SSE, as a provider of corporate and management services. For example, the two organisations share around 400 items of common stock, which gives them the ability to make larger-scale purchases.

In October 2005, Scotland Gas Networks plc and Southern Gas Networks plc issued a combination of fixed rate, floating rate and index-linked bonds totalling £2.2bn, with an average maturity of 17 years. The transaction was heavily over-subscribed and was a benchmark transaction for the UK gas distribution sector. It was also the largest corporate financing in Europe in 2005 at the date of issue. With a rate of interest that is below that envisaged when the decision was made to acquire the two networks, the success of the bonds issue will give SGN significant financial benefits over the long term.

The proceeds were used by SGN to repay substantially the bank borrowings that were arranged to fund the purchase of the networks in June. As at 31 March 2006, SGN's net debt, which is non-recourse to SSE's balance sheet, was £2.1bn.

Scotia Gas Networks - Operational
SGN's over-riding goal is to distribute gas safely and reliably. During 2005/06, it secured a reduction of 29% in the rate of lost time incidents. It has also embarked on a major programme of performance improvement. This has already delivered some early results, such as a fall of 52% to 166 in the number of complaints from customers sent to energywatch for resolution in 2005/06, compared with the previous year.

As part of their licence conditions, all gas network companies are required to commission quarterly independent customer satisfaction surveys relating to planned replacement work or unplanned repair work. In the results compiled in January 2006, overall satisfaction in Scotland was 4.04 and in Southern it was 4.00 (on a scale of 1.00 being 'very dis-satisfied' and 5.00 being 'very satisfied').

SGN's focus on delivering a high standard of service to customers is reflected in its decision to undertake a pilot programme within its Operations Division in which the existing functionally-based structure is replaced by a geographically-based structure. This is expected to enable more local, and customer-focused, management of the business' operations and to help secure cost savings.

Looking to the longer-term shape of the business, SGN will be undertaking major investment to upgrade its gas networks. The efficient and economic delivery of this capital investment will increase further SGN's RAV. To support this programme and its other activities in the most efficient way possible, it has in-sourced the work of around 700 people in gas contracting and gas connections who were previously employed by third party contractors.

Scotia Gas Networks Priorities in 2006/07
SSE's priority in gas distribution will be to provide SGN with the corporate and management services to support its ongoing reform of procedures, processes and practices. These are designed to secure cost savings and efficiencies. They will involve, for example, more work in gas mains replacement being brought in-house. As part of this, SSE is supporting the introduction of new front office management systems, reducing the total number of systems from 56 to 11, which will be very important. SSE will also support SGN during the Gas Distribution Price Control Review, in which the existing Price Control is being extended for one year from 1 April 2007 and then reset for the next Price Control period from 1 April 2008.

GENERATION AND SUPPLY

Key Points:

- **Operating profit* up 14.5% to £444.8m.**
- **Gas-fired power station availability 87% and coal-fired power station availability 92%**
- **Good performance in new BETTA arrangements.**
- **Investment at Ferrybridge, Fiddler's Ferry and Glendoe.**
- **Partnership to undertake front end engineering design of 500MW cleaner coal plant at Ferrybridge.**
- **Acquisition of options to develop new wind farms.**

- **Net gain of 600,000 customers during 2005/06 following policy of responsible pricing.**
- **Further reduction, of 15%, in complaints to energywatch.**

Generation and Supply Introduction

A series of market reforms in Great Britain, culminating in the introduction of BETTA in 2005, means that wholesale gas and wholesale electricity are traded like any other commodities. SSE purchases gas and, where appropriate, some electricity via bilateral contracts and through trading - the latter complementing the electricity produced from its own generation portfolio. Within its integrated business model, SSE's power stations are used to support performance in electricity supply. Generation and Supply is, therefore, assessed as a single value chain.

Following the acquisition of an additional stake in Barking Power Ltd and the completion of the Hadyard Hill wind farm in early 2006, SSE owns over 10,000 megawatts (MW) of electricity generation capacity, including its share of joint ventures. This comprises almost 4,400MW of gas-fired capacity, 4,000MW of coal-fired capacity, over 1,500MW of hydro and wind capacity and 150MW of oil-fired capacity. As at 31 March 2006, SSE supplied electricity and gas to over 6.7 million homes, offices and businesses within the UK's competitive energy supply market.

Generation and Supply Overview

Operating profit* in Generation and Supply rose by 14.5%, from £388.6m to £444.8m, contributing 43.9% of SSE's total operating profit during 2005/06. The underlying financial performance of Generation and Supply has been reported excluding the impact of IAS 39 derivative movements (see 'Financial Overview' above) as SSE believes this better represents underlying business performance.

During 2005/06, SSE's power stations (wholly-owned and owned by joint ventures) generated 41.1TWh of electricity, compared with 38.8TWh in the previous year. SSE supplied 49.9TWh of electricity to industrial, commercial and domestic customers, compared with 47.7TWh in the previous year. Its number of energy supply customers grew by 600,000 during the year to over 6.7 million.

There were four main reasons for the growth in operating profit: ongoing benefits from the acquisition in July 2004 of the Ferrybridge and Fiddler's Ferry power stations; the successful deployment of SSE's Scottish power stations in the new Great Britain electricity market (BETTA); the abolition of the Hydro Benefit subsidy previously paid by SSE's Generation and Supply business; and sustained growth in energy supply customer numbers.

These reasons for growth were, however, offset by three factors: the impact of high wholesale energy prices, driven partly by the price of carbon emissions allowances following the introduction of the EU Emissions Trading Scheme (EU ETS) in January 2005; SSE's decision to protect its customers from the worst impacts of volatile wholesale energy prices by delaying increases in the price of gas and electricity; and lower output from SSE's hydro electric schemes, which was below the long-term average, having been significantly above the long-term average in the previous year.

The Hydro Benefit subsidy previously paid from SSE's generation activities was abolished on 1 April 2005 and was replaced by a separate scheme to assist customers with the high costs of distributing electricity in the north of Scotland. The abolition contributed £37.0m to SSE's profit from its generation activities during 2005/06. The profitability of its distribution businesses was unaffected.

EU ETS and BETTA

Since its launch in January 2005, the EU ETS has seen the price of carbon allowances fluctuate, with a peak of around 30 Euros a tonne in the first few months of 2006. SSE's emissions allowance, of around 20 million tonnes, was reasonable in comparison to the rest of the UK electricity generation sector, but was lower than the level of emissions that SSE requires in practice. As part of the cost of generating electricity, higher prices of carbon allowances add upward pressure to electricity prices. SSE's policy is to ensure it has minimal exposure to fluctuations in the price of carbon allowances.

SSE is one of a number of companies which has submitted an application to the European Court of First Instance under Article 230 of the EC Treaty challenging the European Commission's decision to reject the UK government's proposed amendment to the UK Phase I National Allocation Plan.

Uncertainty also surrounds the longer-term impacts of EU ETS, not least because: the first phase has less than two years left to run; the details of the second phase, due to start in 2008, have not been finally determined; and it is not yet certain that there will be an EU ETS after the end of the second phase in 2012. In its submission to the UK government's review of energy policy, SSE argued that there should be confirmation that there will be a long-term carbon pricing framework from 2012 onwards, accompanied by as much clarity as possible on the second phase of the EU ETS.

Since the BETTA arrangements were introduced in April 2005, SSE has benefited from its ability to deploy its flexible power stations in Scotland to meet demand from the electricity market in England and Wales. This positive impact from Scottish-based generation contributed over £20m to operating profit.

Gas-fired Generation - Operations

Good performance in BETTA is dependent on power stations being available to generate electricity in response to customer demand and market conditions. SSE's principal wholly-owned gas-fired power stations are Fife, Keadby, Medway and Peterhead. During 2005/06 as a whole, they achieved 87% of their maximum availability to generate electricity, excluding planned outages, compared with 94% in the previous year. The plant delivered better performance during the second half of the year, following problems with reliability during the first half, and availability improved to 92%, up from 83% in the first six months. The issues are being dealt with through well-established long-term service agreements with contractors. In addition, the number of unplanned outages at SSE's four main gas-fired power stations was down by 40% during 2005/06.

Gas-fired Generation – Investment

In January 2006, SSE acquired an additional 8.35% stake in Barking Power Ltd from the administrators of TXU Europe Power Ltd for £14.7m. The acquisition gives SSE a total stake of 30.4% in the 1,000MW combined cycle gas turbine station, which was commissioned in 1995, and effectively added 84MW to the portfolio of electricity generation assets owned by SSE.

The acquisition of an additional stake in Barking Power Ltd complemented SSE's other investments in coal and biomass generation and in renewable energy. SSE believes there is significant value in the diversity of its electricity generation portfolio and expects to make new investments in gas-fired generation plant to go alongside its plans in coal and biomass generation and in renewables.

The launch of the EU ETS has underlined the need to develop new technologies to reduce and capture carbon dioxide emissions caused by the use of fossil fuels and SSE is committed to looking for opportunities to participate in appropriate developments.

In June 2005, SSE and its partner BP announced they are undertaking detailed front-end engineering design work on the world's first industrial-scale project to generate 'de-carbonised' electricity from hydrogen. The planned project would convert natural gas to hydrogen and carbon dioxide gases, then use the hydrogen gas as fuel for a power plant at Peterhead Power Station with a capacity now expected to be 475MW, and export the carbon dioxide to a North Sea oil reservoir for increased oil recovery and ultimate storage. SSE's interest in the project is limited to its onshore aspects.

The current phase of work is expected to be completed in the second half of 2006/07, which will then allow a final investment decision to be taken. The full project could require investment by SSE of around £150m and is subject to, amongst other things, the establishment of an appropriate policy and regulatory framework which encourages the capture of carbon from fossil fuel-based electricity generation and its long-term storage.

Coal and Biomass Generation - Operations

SSE acquired the Ferrybridge and Fiddler's Ferry power stations, each with a capacity of almost 2,000MW, and associated coal stocks, for £136.0m in July 2004. This equated to around £20 per kilowatt of installed

capacity. The £123.3m paid by SSE for fuel in transit and contracts to supply fuel has now been more than recovered from the value of the contracts.

The stations achieved 92% of their maximum availability to generate electricity, excluding planned outages, during the year, compared with 88% in the previous year. The winter of 2005/06 demonstrated the value of coal as part of SSE's diverse generation portfolio. Against a background of very high wholesale gas prices, coal-fired plant met 50% of average weekday demand, compared with 40% under more normal conditions. The diversity of its primary fuel sources enabled SSE to manage its exposure to changes in primary fuel prices by balancing its gas portfolio with a coal portfolio. As part of SSE's single value chain in Generation and Supply, this diversity also enabled SSE to delay increases in electricity and gas prices for domestic customers.

The stations also 'co-fire' fuels from renewable sources (biomass) in order to displace fossil fuels, thus reducing the impact of carbon emissions resulting from their operation. The resulting output of electricity qualifies for Renewables Obligation Certificates (ROCs). During 2005/06, their output qualifying for ROCs was around 795GWh, an increase of 9.8% on the previous year.

Coal and Biomass Generation - Investment

Following investment of around £20m, SSE has developed additional facilities to increase further the ability to co-fire fuels from renewable sources at both power stations. The installation of new 'direct injection' burners at the stations gives them the ability to generate a total of up to 1,500GWh per year of output qualifying for ROCs.

SSE has opted in to the Large Combustion Plant Directive (LCPD) all of the capacity at Fiddler's Ferry and half of the capacity at Ferrybridge and, in line with that, is installing Flue Gas Desulphurisation (FGD) equipment in an investment estimated to be around £225m. Following the installation of the FGD equipment, which is expected to be completed during 2008, restrictions on the stations' ability to generate electricity between 2008 and 2015 will be lifted and they will be able to remain open beyond 2015.

SSE believes that installing FGD represents a good investment opportunity and a step forward in environmental terms. It will also extend the contribution of its coal-fired plant to the security of the UK's energy supplies and means that SSE will continue to have the country's most diverse generation portfolio.

To complement the investment in FGD, SSE is investing £16m in installing re-designed high-pressure turbines and static blades at all four units at Fiddler's Ferry and at two units at Ferrybridge. This will increase their thermal efficiency by around 1.4%, resulting in significant fuel savings and delivering reductions in emissions of carbon dioxide.

In Budget 2006, the government stated that carbon abatement technologies which enable fossil fuels to be used with substantially reduced carbon emissions, could make an important contribution to meeting the UK's energy policy objectives. SSE has entered into a partnership with Mitsui Babcock, Siemens and UK Coal with a view to installing 'cleaner coal' technology at Ferrybridge, comprising a 500MW Supercritical Boiler, with a thermal efficiency of over 45%, and the subsequent deployment of post-combustion carbon capture equipment.

The partnership's priorities will include the identification of secure supplies of coal, which may provide opportunities for deep-mined coal in the UK. The partners expect to make a final decision on whether to make this investment in early 2007. Installation of the Supercritical Boiler and related plant to meet all established environmental standards would require investment by SSE of around £250m.

As the UK Energy Minister observed, the winter of 2005/06 demonstrated the value of coal as part of the UK's diverse electricity generating mix. He also pointed out that cleaner generation is essential if coal is to survive the shift to more sustainable forms of energy. If SSE proceeds with the installation of the Supercritical Boiler at Ferrybridge, it will take its investment in cutting emissions from its coal-fired power plant to over £500m.

Hydro and Wind Generation - Operations
The output of refurbished hydro electric stations with capacity of up to 20MW qualifies for ROCs and therefore attracted a premium price of around £44/MWh during 2005/06. In total, SSE has 404MW of capacity in its sub-20MW stations (including the new 3.5MW Kingairloch plant which was officially opened by the Secretary of State for Scotland in August 2005 and the new 7MW plant at Fasnakyle, which has now been completed).

The ability to qualify for ROCs provided an incentive for SSE to invest in the refurbishment of its smaller hydro electric stations and a total of 66 hydro electric stations were refurbished under a programme, which began in 2002 and which was completed in September 2005. This represents a major landmark in SSE's £350m programme of investment in refurbishing its existing hydro electric power stations and in developing new hydro capacity.

Water running off into reservoirs during 2005/06 was 7% below the long-term average and significantly lower than in the previous year, when it was 14% above the long-term average. Total hydro output was 3,054GWh, also lower than the long-term average, and compared with 3,544GWh in the previous year. Within this, SSE's ROC-qualifying hydro output during the year was 1,428GWh, compared with 1,448GWh in the previous year.

The Tangy, Spurness, Artfield Fell and Hadyard Hill wind farms also contributed 127GWh of ROC-qualifying output during the year, compared with 42GWh from SSE's then operational wind farms in 2004/05.

Assuming average 'run off' and typical wind conditions, SSE expects that the ROC-qualifying output from its hydro and wind generation for 2006/07 as a whole will be over 1,800GWh.

The completion of the programme of hydro refurbishment and of the Hadyard Hill wind farm (see 'Wind Generation' below) means that SSE now has 566MW of ROC-qualifying capacity and so is more than half way towards its target of having around 1,000MW of such capacity, which it hopes to achieve before the end of this decade. Future developments will, however, depend on the progress of planning applications.

Hydro and Wind Generation - Investment
The Renewables Obligation Order 2005 came into force on 1 April 2005 and increased the UK's target for electricity generated from renewable sources to 15.4% by 2015/16. This confirmed the important part that hydro and wind generation will have to play in the future, and the framework for investment in renewable energy, based around the Obligation, remains positive.

In July 2005, SSE received consent for, and decided to proceed with, the construction of what will be the UK's second largest conventional hydro-electric station at Glendoe, near Loch Ness. With an installed capacity of around 100MW, Glendoe will produce in an average year around 180GWh of electricity qualifying for ROCs. When synchronised, it will be able to generate electricity at full load within 30 seconds. The development of Glendoe will require investment of around £140m.

The Prime Minister and the First Minister of Scotland visited the site in February 2006 to mark the start of construction work. If the project goes according to schedule, it will begin generating electricity commercially from the winter of 2008/09.

SSE's first wind farm, at Tangy in Argyll (13MW), has been operating since 2003. Its second wind farm, at Spurness (9MW) on the Orkney Islands, was officially opened in March 2005, and its third wind farm, Artfield Fell (20MW) in Wigtownshire, was officially opened by the Energy Minister in July 2005.

Construction work at the wind farm at Hadyard Hill in Ayrshire was completed and in March 2006 it became the first ever wind farm in the UK to generate over 100MW of electricity. With a total installed capacity of 120MW, it takes SSE's portfolio of wind farms to 162MW. This will increase to 168MW following the completion in 2007 of the construction work to add 6MW to the existing wind farm at Tangy. These schemes comprise the first phase of SSE's wind energy development plans and, on the completion of the extension at Tangy, will have required investment of £125m.

SSE is also continuing to develop plans for the next phase of its investment in wind energy. During 2006/07, it hopes that its applications in respect of seven wind farms in Scotland with a total capacity of 361MW will be determined and approved. This includes Drumderg (32MW), Gordonbush (87MW), Blackcraig (69MW), Fairburn (35MW) and Achany (40MW).

It also includes sites at Toddleburn (36MW) and Calliachar (62MW) which SSE has acquired, subject to planning consent for both projects being secured and grid capacity becoming unconditional at Calliachar. The development of these seven sites, if consented, will require investment of over £400m over the next few years.

Nevertheless, the process for considering other applications for consent to build wind farms, including those proposed by SSE, is proving to be arduous and prolonged. The applications to build wind farms at Drumderg (32MW) and Gordonbush (87MW) have both been in the planning process for almost three years, but have yet to be finally determined – a rate of progress which is slow and disappointing.

The Drumderg proposal is the subject of a Public Inquiry which got under way during March 2006. The Highland Council agreed The Highland Renewable Energy Strategy and Planning Guidelines in May 2006 and the proposed wind farm at Gordonbush is located in a preferred area for wind farm developments.

Beyond this programme of investment, other opportunities are also being examined. In line with that, SSE and Viking Energy, the company formed to represent Shetland Island Council's interests in large-scale wind energy development in Shetland, have signed a Memorandum of Understanding which is expected to lead to the establishment of a joint venture aimed at developing on the Shetland Islands a wind farm with a capacity of up to 600MW. Viking Energy's involvement would make the scheme the largest community-backed wind farm development in the world.

A planning application for consent to build the wind farm is expected to be submitted during 2006. In advance of that, RSPB has commented that the proposal has avoided the most important designated wildlife areas in Shetland and that 'the degree of co-operation with conservation organisations on research and survey into wildlife has established a new level of best practice'. The proposal is subject to, amongst other things, being able to demonstrate to Ofgem the viability of a sub-sea cable from Shetland to the mainland of Scotland.

SSE's proposal to develop a 250MW wind farm on the Western Isles has been complicated by Scottish Ministers' decision to refer to the Scottish Land Court the interposed lease over the site of the proposed wind farm. Ministers have said that they are unable to say how long it will take the Court to make its determination or even whether the process will end there, as any decision will be subject to appeal.

New Technologies

Investment in the research, development and demonstration of new technologies for generating electricity from renewable sources is a key part of the government's energy policy, and is part of SSE's strategy to remain the UK's leading generator of electricity from renewable sources.

It is investing around £10m in a project, with Talisman Energy UK, to deploy two 5MW demonstrator wind turbines in deep water in the Moray Firth. Subject to suitable weather conditions being available, the turbines will be deployed in the water during the summer of 2006 with electricity being generated from 2007. In addition, SSE's marine energy venture, Renewable Technology Ventures Ltd (RTVL), is on course to deploy its 2.4MW tidal underwater turbine demonstrator at the European Marine Energy Centre in Orkney during 2007/08.

SSE is also investing up to £2.4m in a fund to support renewable energy projects and technologies being developed by companies in the east of Scotland. The fund will be managed by a subsidiary of Sigma Technology Group. The ten-year fund will have a total initial value of up to £6m and an investment period of three years. SSE expects that its investment will yield business development opportunities in technologies which have the potential to help the UK meet its targets for reducing emissions of carbon dioxide while being capable of generating significant amounts of electricity. Its first investment was in Edinburgh-based Ocean Power Delivery.

SSE's investment in the project to generate 'de-carbonised' electricity from hydrogen at Peterhead Power Station fully complements its diverse interests in generating electricity from renewable sources, as does its consideration of the issues surrounding the development of 'clean coal' technologies at Ferrybridge, including research by Heriot Watt University on the prospects for carbon capture near the station.

With interests in emerging technologies, including micro generation technologies (see 'Energy Services' below), allied to its established capability in generating electricity from the more mature technologies of hydro, onshore wind and biomass, SSE has the broadest range of interests in the UK in zero- and low-carbon electricity generation technologies.

Generation Priorities for 2006/07

During 2006/07, SSE's key objective in generation will be to ensure that its diverse portfolio of power stations is available to generate electricity in response to customer demand and market conditions, while complying fully with all safety standards and environmental regulations.

It will also be working to ensure that the installation of flue gas desulphurisation equipment at Fiddler's Ferry and Ferrybridge and the development of the Glendoe hydro electric scheme proceed on time and on budget. It also hopes to secure consent for the construction of additional wind farm capacity at up to seven sites with a total capacity of 361MW and to identify new opportunities to invest in gas-fired generation. There are also significant decisions to be taken in terms of whether to go ahead with the projects to generate 'de-carbonised' electricity at Peterhead and to install a Supercritical Boiler and post-combustion carbon capture equipment at Ferrybridge.

Energy Supply

SSE's energy supply business had over 6.7 million customers as at 31 March 2006, a net gain of 600,000 during 2005/06. SSE now has 2.2 million more customers than at the start of 2002, an increase of almost 50%. Within the overall total, SSE's business customers now cover almost 400,000 sites throughout Great Britain.

SSE's policy is to seek to protect its domestic customers from the worst impacts of volatile wholesale energy prices and to delay for as long as possible any increases in prices for gas and electricity. It has, therefore, increased prices for domestic customers more slowly than its major competitors. When the latest increase was announced in March 2006, SSE gave a commitment to hold electricity and gas prices at their revised levels until at least the start of 2007. SSE's decisions to delay price rises have saved a typical gas and electricity customer around £100 since the start of 2004, compared with what they would have paid had SSE increased prices at the same time as the UK's largest energy supplier.

The outlook for gas and electricity prices remains uncertain. Nevertheless, SSE will seek to maintain its reputation for responsible pricing and for protecting its customers from the worst impacts of volatile wholesale energy markets. It believes that this reputation for restraint has contributed to the sustained growth in the number of energy supply customers which has been achieved in recent years, and will support the achievement of additional growth in the future.

According to the Domestic Retail Market Report published by Ofgem in February 2006, SSE's three regional brands – Scottish Hydro Electric, Southern Electric and SWALEC – have been the most successful of the 'incumbent' electricity suppliers in the 14 regions in Great Britain in maintaining their market share within the competitive market.

In support of the Scottish Hydro Electric brand SSE announced in March 2006 a major three-year sponsorship of the Camanachd Cup. This complements the well-established sponsorship of the Southern Electric Premier Cricket League. These programmes will be followed by a SWALEC-supported sports initiative in south Wales.

Customer Service

Equally important to success in Energy Supply is maintaining the highest possible standards of customer service. The leading annual independent study, by JD Power, published in November 2005, found that SSE

has the highest level of customer satisfaction among UK electricity suppliers and the second highest among gas suppliers.

Despite the significant growth in customer numbers, SSE secured during 2005/06 a reduction of almost 15% in the number of customer complaints sent to energywatch for resolution, to 1,692 – the third successive year in which a significant reduction in the number of complaints has been achieved. In the statistics published by energywatch in March 2006, SSE had the lowest rate of complaints in respect of all three categories: account and billing matters; direct selling; and transfers between companies.

SSE believes that a high quality of service will become an increasingly important part of its customer proposition – and that customers' expectations of the service their energy supplier should provide will increase. In line with this, it has implemented a new Domestic Energy Customer Charter, the first of its kind in the UK. It makes a series of specific commitments in respect of customer service, such as a pledge to respond to letters from customers within five days of receipt and the right to independent arbitration where necessary to resolve issues.

The introduction of the Charter is part of the wider performance improvement programme in SSE's Customer Service division. This programme is geared to improving significantly customers' experience in dealing with SSE and, amongst other things, reducing the number of customers lost to other suppliers – an area in which there is scope for SSE to improve.

The programme involves a major re-organisation and simplification of the division, around the customer lifecycle, with over 30 process re-designs. These include, for example, increasing the frequency of reviews of direct debit payments being made by customers, to every six months, so they can be satisfied their payments are in line with their actual energy consumption. As part of the project, it is expected that the introduction of computer-telephony integration (CTI) will be completed well before the end of 2006. It will, amongst other things, reduce the number of 'menu' options customers have to deal with before they speak to a customer service adviser.

Product Development

Energy supply remains intensely competitive, and key to long-term success will be greater success in gaining and retaining customers' loyalty, and the performance improvement programme is designed to achieve that, as is product development. In line with this, SSE has launched **energyplus pulse**. For every customer who switches gas and electricity supply to **energyplus pulse**, SSE donates £10 a year to the British Heart Foundation.

It forms part of the **energyplus** suite of 'loyalty' products which are available from SSE and which now have, in total, over 700,000 customers. In a highly competitive market, SSE believes that its ability to offer a range of 'loyalty' products positions it well to retain customers for the long term.

In addition, SSE has continued to look at options for new products, given the importance of developments in this field as a key contributor to long-term success in energy supply. For example, for customers who like peace of mind and wish to guard against future uncertainty in energy prices, SSE has introduced a 'fixed price' tariff for gas and electricity. While the fixed price is higher than the revised prices which took effect on 1 May 2006, it is guaranteed until 2010.

Energy Services

An increasing number of supply customers are likely to seek a wider range of energy-related services, covering renewable, sustainable and energy efficient products. In Budget 2006, the government said that supplying energy on an energy services basis helps shift the focus of producers and customers from the supply of units of electricity and gas to the supply of the overall services for which energy is used.

SSE is very well-positioned to capture a significant proportion of this developing market over the remainder of this decade because it combines established contracting, private networks, connections and appliance retail businesses with a portfolio of micro generation technologies.

In terms of micro generation technologies, SSE has invested £1.12m to increase its stake in Edinburgh-based Swift Turbines to 10% of the share capital, with options over a further 20%, and £2.0m to increase its stake in solarcentury to 13.3% of the share capital. Swift Turbines has developed what is believed to be the world's first feasible rooftop-mountable wind energy system and London-based solarcentury is the largest independent solar photovoltaics company in the UK. In addition to its investments, SSE is working with both companies to market the provision and installation of the technologies to an increasing number of customers in the UK.

SSE is also launching a new domestic boiler installation and maintenance and repair service for gas central heating systems. The initial offering is being made in 13 postcode areas covering 3.5 million households. The product features an annual inspection, full breakdown and emergency cover and a 24-hour, 365-day manned customer helpline. It covers customers' entire gas central heating system, including the boiler, pipe work, radiators, cylinders and tanks.

The establishment by SSE of an Energy Services unit anticipated a growing demand for services 'beyond the meter'. Its ability to provide these services is a natural long-term complement to its existing business of distributing and supplying energy to the meter.

Energy Supply Priorities in 2006/07

During 2006/07, SSE will seek to capitalise on its strong regional brands, its best-in-sector customer service, its responsible pricing policy and its range of value-adding offers to increase further its number of energy supply customers. Amongst other things, this will require a continuing focus on delivering the highest possible standard of service to customers and completing the delivery of the performance improvement programme in the Customer Service division, with the explicit aim of increasing customer loyalty. SSE is committed to keeping domestic electricity and gas prices at their current levels until at least the start of 2007.

As the energy supply market evolves to include more energy services, SSE will seek to increase further its activity in gas and electricity infrastructure, microgeneration and in particular the provision and maintenance of gas boilers. It will actively encourage the UK government, in the context of its review of energy policy, to develop further the framework for energy services in general, including micro generation.

CONTRACTING, CONNECTIONS AND METERING

Key points:

- **Operating profit* up 5.2% to £50.4m.**
- **Acquisition of Harrison Smith in February 2006.**
- **Secured Leeds City Council street lighting PFI.**
- **50,800 electrical and gas connections completed.**
- **Number of 'out-of-area' electricity networks up to 19, with agreement on a further 12.**

Introduction to Contracting, Connections and Metering

SSE's contracting business, Southern Electric Contracting, has three main areas of activity: industrial, commercial and domestic electrical contracting; electrical and instrumentation engineering; and street and highway lighting. It is one of the largest electrical contracting businesses in the UK and operates from 48 regional offices throughout Great Britain and trades as SWALEC Contracting in Wales, Hydro Contracting in Scotland, Eastern Contracting in the east of England and Harrison Smith in the north of England.

SSE's national Connections business provides all utility infrastructures and connections for new developments. It finances, plans and constructs projects and owns and operates gas, electricity and telecommunications networks throughout the country.

During the Distribution Price Control Review for 2005-10, Ofgem reviewed the price control treatment of the provision, installation and maintenance of meters and separated it from the electricity distribution RAV. This resulted in a reduction in SSE's RAV of £23m on 1 April 2005.

Contracting, Connections and Metering Overview

Contracting, Connections and Metering delivered operating profit* of £50.4m during 2005/06, an increase of 5.2%. This includes £3.4m of operating profit from Thermal Transfer, SSE's specialist contracting business, which was sold to ETDE on 31 March 2006 for £20m.

Contracting

The sale of Thermal Transfer will allow SSE's core contracting business, Southern Electric Contracting (SEC), to develop its mechanical and electrical capability. It is continuing to make significant progress.

It acquired the Yorkshire-based plumbing and heating contractor, Harrison Smith (Batley) in February 2006 in a transaction with a value of around £1.2m. The acquisition has given SEC the scope to offer a more comprehensive range of electrical, heating and plumbing services to customers in the north of England. It followed the acquisition in January 2005 of the electrical contracting division of what was previously Eastern Contracting, a business which is now a fully-integrated part of SEC.

SEC's joint venture with Interserve, 'PriDE', has now completed the first year of a seven year contract worth around £400m to provide mechanical and electrical maintenance for over 100 Ministry of Defence sites in London and the south east of England. The profit contribution of the venture in its first year was in line with that expected when the contract was awarded.

In partnership with the asset finance division of The Royal Bank of Scotland, SEC also has contracts with a value of over £700m to replace and maintain streetlights for four local authorities in England under the Private Finance Initiative. This includes the largest-ever street lighting PFI in the UK, agreed with Leeds City Council in February 2006. SSE has contracts with 28 local authorities to maintain around one million lighting units, making it the UK's largest street-lighting contractor and operating profit from SSE's lighting services activities grew by over 50% during 2005/06.

Connections

The Connections business completed 42,900 electrical connections during 2005/06. Its rate of connecting new premises to its gas networks continued to grow, and during the year, it connected a further 7,900 premises, up 12.9% on the previous year, taking the total number of gas connections now owned by SSE to more than 35,000.

In addition, the Connections business has continued to expand its portfolio of electricity networks outside the Southern Electric and Scottish Hydro Electric Power Distribution areas. It now owns and manages 19 electricity networks outside SSE's two electricity distribution areas, a gain of three during the year. The three new networks are at Waterfront Edinburgh, Braehead Glasgow and Doncaster Interchange. It has also won during 2005/06 a total of 12 new contracts to provide energy infrastructure, including schemes for Cardiff International Sports Village, Dagenham and Warrington Golden Square. These projects further demonstrate SSE's capability to provide energy networks to customers across the whole of the UK and will take its total number of 'out-of-area' electricity networks to 31.

Metering

SSE's Metering business provides services to most electricity suppliers with customers in central southern England and the north of Scotland. It supplies, installs and maintains domestic meters and carries out metering work in the commercial, industrial and generation sector. It also offers data collection services to the domestic and SME sectors.

In total, SSE owns 3.6 million meters and changes around 250,000 meters each year as they reach the end of their useful life or to meet customer requests for changed functionality. Each year, it collects around 5.1 million electricity readings and 1.3 million gas readings. It is focused on providing an efficient service in SSE's two licensed electricity distribution areas.

Contracting, Connections and Metering Priorities in 2006/07

The priorities for SEC in 2006/07 are to complete the integration of the Harrison Smith business and to make

a successful start to the Leeds PFI. It is also important to ensure that there continues to be good performance in other long-term contracts, such as the Ministry of Defence 'PriDE' contract. Given such a significant proportion of its business is 'repeat', its over-riding priority is to deliver a high standard of service to all customers in all of the sectors in which it operates.

The connections business' focus will be on the successful delivery of a growing number of utility connections and on continuing to expand its range of electricity networks outside the Southern Electric and Scottish Hydro Electric Power Distribution areas. In particular, it expects to construct and energise 12 new out-of-area networks. The Metering business will continue to focus on delivering a good service at competitive prices.

GAS STORAGE

Key points:

- **Operating profit* up 43.7% to £27.3m.**
- **100% availability to meet customers' nominations.**
- **Nine wells drilled at the Aldbrough development.**
- **'Leaching' under way at five caverns.**

Introduction to Gas Storage

SSE owns and operates the UK's largest onshore gas storage facility at Hornsea in East Yorkshire. Nine man made salt cavities have been leached into a salt layer 1.8 kilometres below the surface creating 325 million cubic metres of gas storage space. Gas can be withdrawn at a rate of 18 million cubic metres per day, the equivalent of the requirements of around four million homes. The services offered at Hornsea provide customers with a reliable source of flexibility with which to manage their supply/demand balance and exploit market opportunities.

Gas Storage Operations

Gas Storage delivered an operating profit* of £27.3m during 2005/06, an increase of 43.7% compared with the previous year. The value of, and demand for, gas storage facilities in the UK remains high and, in a volatile gas market, SSE has continued to enter into new contracts to provide storage at a significantly higher value than the contracts they replace.

The facility at Hornsea has a good record of reliability and during 2005/06 was 100% available to customers except in instances of planned maintenance. This enables customers to manage their gas market risks and exploit gas trading opportunities.

Gas Storage Investment

SSE's joint venture with Statoil (UK), in which SSE is investing £150m, to develop what will become the UK's largest onshore gas storage facility at Aldbrough, is continuing to make good progress. With a total new capacity of around 420 million cubic metres, of which SSE will have the ownership interest in 280 million cubic metres, Aldbrough will provide essential additional gas storage for the UK energy industry.

Nine caverns will be used to store gas at Aldbrough. They are being created by directionally drilling from a central processing area down to the salt strata. Seawater is then pumped into the boreholes to dissolve the salt and form the caverns. This is the process known as 'leaching'. All nine wells have been drilled and the leaching is at full capacity, taking place at five caverns. The process will take another three years to complete, with the first cavern expected to be ready to store gas in 2007.

Gas Storage Priorities in 2006/07

All storage capacity at Hornsea for 2006/07 was sold before the end of March 2006. SSE's priorities in Gas Storage during the year are to ensure that Hornsea maintains its excellent record of reliability and to ensure that the Aldbrough development remains on course to begin storing gas in 2007, with the completion of the leaching of the first storage cavern by the end of this financial year.

TELECOMS

Key points:

- **Operating profit* up 22.1% to £13.2m.**
- **Increased sales to major customers.**
- **Improved project delivery.**

Introduction to Telecoms
SSE Telecom provides radio sites for local authorities, mobile operators and emergency services throughout central southern England and the north of Scotland, enabling customers to improve their network coverage and capacity. Its subsidiary, Neos Networks, operates a 7,500km UK-wide telecoms network, including 1,100km of underground and overhead fibre optic cable installed on SSE's electricity network, providing networking services to other telecoms providers, companies and public sector organisations.

Telecoms Operations
SSE's combined Telecoms business (SSE Telecom and Neos) achieved an operating profit* of £13.2m during 2005/06, compared with £10.8m in the previous year, an increase of 22.1%. The business offers customers a national telecoms network, and has a UK-wide sales force and a broad range of products including Ethernet, SDH Leased Lines and Dark Fibre. As a subsidiary of SSE, it is also able to position itself as one of the UK's most financially secure telecoms network operators, which gives a significant competitive advantage.

The improvement in performance during 2005/06 was mainly the result of higher sales, and important contracts have recently been signed with a diverse range of major organisations, such as Opal Telecom (part of the Carphone Warehouse), College of Law (the largest provider of legal education and training in Europe) and Savvis (for easyJet). During the year, the business also secured further improvements in the quality of project delivery.

Telecoms Priorities in 2006/07
SSE's priority in Telecoms in 2006/07 is to continue to grow its sales, using its already-established nationwide network, with its competitive range of products targeted at commercial and public sector customers.

EXCEPTIONAL ITEMS

TXU Europe Group plc
In August 2005, SSE received its second net distribution payment, of £41.6m, from the administrators of TXU Europe Group plc and certain of its subsidiaries, with regard to its claim of £294.2m in respect of a 14-year contract originally entered into in 1997. A third net distribution payment, of £50.5m, was received in January 2006. To these has been added SSE's share (£16.7m) of the distributions paid by the administrator to Barking Power Ltd, the operators of Barking Power Station, in which SSE now has a total stake of 30.4%. This gives a total receipt during 2005/06 of £108.8m.

These payments followed the first net distribution payments of £159.1m to SSE and SSE's share of £22.3m to Barking Power Ltd, which were received from the administrator in March 2005. Following the second and third payments, SSE expects to receive further distributions later in 2006 and that, in total, well over 90% of its claim will be settled.

Thermal Transfer
In March 2006, SSE completed the sale of Thermal Transfer to ETDE, the electrical contracting/maintenance subsidiary of the French-owned Bouygues Construction. The profit on the disposal was £18.6m.

CAPITAL EXPENDITURE

Investment and capital expenditure, excluding acquisitions, totalled £502.1m during 2005/06, compared with £383.5m in the previous year, an increase foreshadowed in the Annual Report 2005.

Capital expenditure in Power Systems was £172.1m, compared with £171.5m in the previous year. A major

part of the ongoing capital expenditure programme is focused on the replacement of parts of the electricity network that date back to the 1960s.

In addition, there was investment of £133.6m for growth in Generation during the year, with the refurbishment work carried out at hydro electric power stations, the development of new hydro electric and wind energy schemes leading to the production of ROC-qualifying electricity and investment in biomass co-firing and other developments at Fiddler's Ferry and Ferrybridge.

As well as Power Systems and Generation, £46.7m was invested in the ongoing development of the new gas storage facility at Aldbrough. In addition, in February 2006, SSE acquired a building in Havant for £10.5m which it is now refurbishing and which will become its regional base for southern England. This will enable SSE to bring together in a single, higher-quality building employees who currently work in separate sites in Portsmouth and Havant, which will be vacated and sold.

Within the overall total, capital expenditure for growth was £287.7m during 2005/06, including £133.6m of the overall capital expenditure in Generation As previously stated, capital expenditure will continue to be significant during the rest of this decade, with investment in generation, including FGD installation, electricity networks and gas storage, and is expected to be over £650m in 2006/07. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

FINANCIAL MANAGEMENT

Treasury Policy

SSE's operations are financed by a combination of retained profits, bank borrowings, long-term debt issuance and commercial paper. As a matter of policy, a minimum of 50% of SSE's interest rate exposure is kept at fixed rates of interest. Within this policy framework, SSE borrows as required, at both fixed and floating rates, with interest rate swaps and forward rate agreements being used to achieve the desired profile. All borrowings in foreign currencies are swapped back into Sterling. At 31 March 2006, 83.2% of SSE's borrowings were at fixed rates, after taking account of interest rate swaps.

Liquidity policy requires SSE to ensure that it has committed borrowings and facilities equal to at least 105% of forecast borrowings over a rolling 12 month period. SSE had undrawn committed bank facilities of £650m, with a weighted average period, until maturity, of 3.7 years as at 31 March 2006.

As the United Kingdom is SSE's main area of operation, foreign currency risk is limited mainly to procurement contracts, fuel purchases and commodity hedging transactions. Its policy is to hedge all material foreign exchange exposures through the use of forward currency purchases and/or derivative instruments. Indirect exposures created by SSE's gas purchases are similarly hedged on an ongoing basis.

Net Debt and Cash Flow

During 2005/06, SSE's net debt increased by £736.4m to £2,166.4m. Net debt includes £26.2m owed by the PFI streetlighting companies, which is non-recourse to SSE. The increase followed: the £505m acquisition cost of the 50% stake in SGN; increased capital expenditure for growth, principally in electricity generation and gas storage, totalling £287.7m; and an adverse movement in working capital. This reflected higher commodity costs incurred during the year which were lagged by cash collections from electricity and gas customers. Working capital is forecast to improve in 2006/07 as this lag is reversed during the year.

There was a cash inflow of £92.1m from the administration of TXU businesses. In April 2004, SSE acquired over 300,000 electricity and gas customers and the customer debt book from Atlantic Electric & Gas for £85.3m. In the two years since the acquisition, all of the money which SSE paid for the customer debt book has been collected.

Borrowings and Facilities

The objective for SSE is to maintain a balance between continuity of funding and flexibility, with a range of maturity dates. Its average age of debt as at 31 March 2006 was 12.7 years, compared with 12.0 years as at

31 March 2005.

The maturity profile continues to reflect the medium-to-long term nature of SSE's underlying assets and means that its debt structure continues to be in a strong position going forward, with around £1.85bn of borrowings in medium to long-term funding in the form of issued Bonds and European Investment Bank borrowings. A total of 18.7% of SSE's borrowings will mature in the 12 months to March 2007.

In February 2006, SSE issued a £325m long-dated sterling bond for Southern Electric Power Distribution to pre-finance pending maturities and to provide funding for its capital expenditure programme. This bond, which matures in 2037, has a coupon of 4.625%, which will help to reduce significantly SSE's interest costs over the long term.

Net Finance Costs

The basis of the presentation of net finance costs has changed under IFRS and the table below reconciles published net finance costs to adjusted net finance costs, which SSE believes is a more meaningful measure. In line with that, SSE's adjusted net finance costs in 2005/06 was £155.3m, compared with £90.9m in the previous year. Of the £155.3m, SGN interest was £54.1m (net of loan stock interest payments to SSE).

	March 06 £m	March 05 £m
Published net finance costs (Note 6)	89.4	61.3
add/(less)		
Share of JCE*/Associate interest	97.3	17.2
Convertible debt IAS 32 adjustment	(3.6)	-
Interest on pension plan liabilities	(100.0)	(94.7)
Return on pension plan assets	115.7	107.1
Movement on derivatives	(43.5)	-
Adjusted net finance costs	155.3	90.9

*Jointly Controlled Entities

The average interest rate for SSE, excluding JCE/Associate interest, during the year was 5.42%, compared with 5.91% in the previous year. Its underlying interest cover was 9.2 times, compared with 9.0 times in the previous year; including interest related to SGN, it was 6.6 times.

TAX

To assist the transparency of SSE's tax position, the adjusted current tax charge is calculated as follows:

	March 06 £m	March 05 £m
Published tax charge	254.6	229.5
add back:		
Share of JCE/Associate tax	29.9	15.3
less:		
Deferred tax	(37.7)	(35.6)
Tax on exceptional items and re-measurements	(15.3)	(27.2)
Adjusted current tax charge	231.5	182.0

The effective adjusted current tax rate, based on adjusted profit before tax, was 27.0%, compared with 25.3% in the previous year. The headline tax charge was 28.3%, compared with 29.1% in the previous year.

BALANCE SHEET

SSE maintains one of the strongest balance sheets in the global utility sector, which continues to give it significant competitive advantage in terms of cost of funding and supporting new developments.

During the year, the trustees of both the Southern Electric scheme and the scheme for employees at Fiddler's Ferry and Ferrybridge agreed to merge their final salary schemes. The merger has no impact on members' benefits. The merger has created an enlarged pension scheme with a more balanced investment strategy and lower costs, giving increased security for all members.

In line with the IAS 19 treatment of pension scheme assets, liabilities and costs, pension scheme liabilities of £284m and a pension scheme asset of £90.2m are recognised in the balance sheet at 31 March 2006, gross of deferred tax. Overall, this represents an improvement of £33.8m compared with the position at March 2005.

During 2005/06, employer cash contributions to the Scottish Hydro Electric pension scheme amounted to £9.2m. Contributions to the Southern Electric pension scheme amounted to £46.5m during the year. This includes a contribution towards the deficit of £31.7m that was agreed in March 2005, in addition to an ongoing contribution rate of 19.9% of salaries. As part of the Distribution Price Control for 2005-2010, it was agreed that allowance for 76% of deficit repair contributions should be included in price controlled revenue.

At 31 March 2006, there was a net asset arising from IAS 39 of £46.5m, before tax, compared with a net asset of £31.8m, before tax, at 1 April 2005.

PURCHASE OF OWN SHARES

The Directors of SSE have not exercised their authority to purchase, in the market, the company's own shares during 2005/06. The Directors are, however, seeking renewal of their authority to purchase, in the market, the Company's own shares at the Annual General Meeting on 27 July 2006. It remains the policy of the Board of SSE to take opportunities to return value to shareholders through the purchase of the Company's own shares should the conditions be appropriate.

CORPORATE RESPONSIBILITY

Safety and the Environment
SSE aims to create value for shareholders by running the business with a strong emphasis on safety and on caring for the environment. During 2005/06, the actual number of lost time and reportable accidents within the company was 17, the same as in the previous year. This equates to 1.38 per 1,000 employees, compared with 1.54 per 1,000 employees in the previous year which, on this basis, was SSE's best-ever safety performance.

The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles fell from 24 in 2004/05 to 17 in 2005/06. Performance in 2005/06 equates to 0.28 accidents per 100 vehicles compared with 0.42 in the previous year.

SSE's target for any given year is zero reportable environmental incidents. There were no such incidents during the 2005/06.

Corporate Responsibility Index and Business in the Environment Index
Business in the Community's Corporate Responsibility Index provides an authoritative benchmark for companies to evaluate their management practice in four key areas of corporate responsibility (community, environment, marketplace and workplace) and performance in a range of environmental and social impact areas material to their business.

The results of the Index for 2005, in which over 130 companies participated, were published in May 2006. SSE's score was 97.5%, compared with 93.0% in the previous year. This placed SSE joint 7th in the Index,

compared with joint 14th in the previous year, and made it the joint top-ranked company in its sector.

Within the main Index is the Business in the Environment Index. SSE's score was 99.20%, compared with 98.80% in the previous year, making SSE best in its sector.

STRATEGY AND OUTLOOK

In a sector which remains subject to significant change, SSE continues to focus on enhancing and creating value for shareholders from its energy and infrastructure-related businesses in the UK. The businesses have been expanded in recent years through incremental growth and investment in assets, and they are well-placed to deliver further growth. That growth will be based on SSE's core strengths, amongst which the achievement of continuous improvement and the delivery of operational excellence in all activities continue to be fundamental.

There are excellent opportunities to grow these businesses further through the major investment programme planned for the rest of this decade, which will add significantly to SSE's asset base in energy networks, electricity generation, energy supply and gas storage. All of this investment is in line with the UK's key goals of delivering reliable and lower carbon energy supplies.

SSE can take advantage of these opportunities because of its carefully-maintained financial strength. SSE is, therefore, in a very good position to expand its businesses further through incremental growth and investment in assets and, most importantly of all, to deliver sustained real growth in the dividend.

Investor Timetable

Publication of Annual Report on SSE website	6 June 2006
AGM	Bournemouth, 27 July 2006
Ex-dividend date	23 August 2006
Record date	25 August 2006
Payment date	22 September 2006
Interim results	15 November 2006

Enquiries to:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications	+ 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager	+ 44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+ 44 (0)20 7831 3113

There will be an analysts' presentation starting at 09:45GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to: www.scottish-southern.co.uk then click on Investor Centre.

Telephone conference call:

UK Dial in:	0800 073 1340
International dial in:	+44 (0) 1452 569 393

Replay facility (for one week)
UK local rate no: UK dial-in: 0845 245 5205

UK International no: International dial-in:+44 (0) 1452 550 000

UK PIN (access) no: 9847778

Income Statement
for the year ended 31 March 2006

	Note	2006 Before exceptional items and certain re-measurements £m	2006 Exceptional items and certain re-measurements (note 5) £m	2006 Total £m	2005 Before exceptional items and certain re-measurements £m	2005 Exceptional items and certain re-measurements (note 5) £m	2005 Total £m
Revenue	4	**10,145.2**	**-**	**10,145.2**	7,424.6	-	7,424.6
Cost of sales		**(8,816.4)**	**(14.4)**	**(8,830.8)**	(6,257.2)	(61.0)	(6,318.2)
Gross profit		**1,328.8**	**(14.4)**	**1,314.4**	1,167.4	(61.0)	1,106.4
Operating costs		**(482.4)**	**-**	**(482.4)**	(407.6)	-	(407.6)
Other operating income		**-**	**92.1**	**92.1**	-	111.2	111.2
Gain on disposal of subsidiary		**-**	**18.6**	**18.6**	-	-	-
Operating profit before jointly controlled entities and associates		**846.4**	**96.3**	**942.7**	759.8	50.2	810.0
Jointly controlled entities and associates:							
Share of operating profit		**167.1**	**16.7**	**183.8**	50.8	22.3	73.1
Share of interest		**(97.3)**	**-**	**(97.3)**	(17.2)	-	(17.2)
Share of movement on derivatives		**-**	**(13.0)**	**(13.0)**	-	-	-
Share of tax		**(28.8)**	**(1.1)**	**(29.9)**	(8.6)	(6.7)	(15.3)
Share of profit on jointly controlled entities and associates		**41.0**	**2.6**	**43.6**	25.0	15.6	40.6
Operating profit	4	**887.4**	**98.9**	**986.3**	784.8	65.8	850.6
Finance income	6	**164.9**	**-**	**164.9**	126.8	-	126.8
Finance costs	6	**(210.8)**	**(43.5)**	**(254.3)**	(188.1)	-	(188.1)
Profit before taxation		**841.5**	**55.4**	**896.9**	723.5	65.8	789.3
Taxation	7	**(244.3)**	**(10.3)**	**(254.6)**	(209.0)	(20.5)	(229.5)
Profit for the year		**597.2**	**45.1**	**642.3**	514.5	45.3	559.8
Attributable to:							
Equity holders of the parent		**597.2**	**45.1**	**642.3**	514.6	45.3	559.9
Minority interest		**-**	**-**	**-**	(0.1)	-	(0.1)
		597.2	**45.1**	**642.3**	514.5	45.3	559.8
Basic earnings per share	9			**74.7p**			65.3p
Diluted earnings per share	9			**72.9p**			64.5p
Dividends paid in the year	8			**£378.8m**			£330.8m

The accompanying notes are an integral part of these accounts.

Balance Sheet
as at 31 March 2006

	Note	2006 £m	2005 £m
Assets			
Property, plant and equipment		**4,646.6**	4,386.1
Intangible assets:			
Goodwill		**293.4**	292.6
Other intangible assets		**297.2**	107.8
Investments in associates and jointly controlled entities		**703.1**	212.0
Other investments		**3.3**	1.4
Retirement benefit assets	13	**90.2**	98.9
Deferred tax assets		**86.0**	97.9
Derivative financial assets		**24.8**	-

	Note	2006	2005
Non-current assets		6,144.6	5,196.7
Inventories		164.2	134.1
Trade and other receivables		1,662.9	1,073.7
Cash and cash equivalents		49.9	232.2
Derivative financial assets		157.6	-
Current assets		2,034.6	1,440.0
Total assets		8,179.2	6,636.7
Liabilities			
Loans and other borrowings		417.3	29.4
Trade and other payables		1,834.6	1,361.0
Current tax liabilities		165.4	138.0
Provisions	11	2.8	20.3
Derivative financial liabilities		59.8	-
Current liabilities		2,479.9	1,548.7
Loans and other borrowings		1,797.6	1,653.6
Deferred tax liabilities		919.1	888.3
Provisions	11	79.0	91.0
Trade and other payables		396.7	266.3
Retirement benefit obligations	13	284.0	326.5
Derivative financial liabilities		77.5	-
Non-current liabilities		3,553.9	3,225.7
Total liabilities		6,033.8	4,774.4
Net assets		2,145.4	1,862.3
Equity:			
Share capital		430.2	429.4
Share premium	12	90.7	81.6
Capital redemption reserve	12	13.7	13.7
Equity reserve	12	14.6	-
Hedge reserve	12	6.6	-
Retained earnings	12	1,589.6	1,338.0
Total equity attributable to equity holders of the parent		2,145.4	1,862.7
Minority interest		-	(0.4)
Total equity		2,145.4	1,862.3

Statement of recognised income and expense
For the year ended 31 March 2006

	2006 £m	2005 £m
Losses on effective portion of cash flow hedges (net of tax)	(11.7)	-
Actuarial loss on retirement benefit schemes (net of tax)	(9.9)	(12.7)
Other movements	(5.9)	(1.2)
Net expense recognised directly in equity	(27.5)	(13.9)
Profit for the year	642.3	559.8
Total recognised income and expense for the year	614.8	545.9
Cumulative adjustment for the adoption of IAS 32 and 39	36.8	-
Total	651.6	545.9
Attributable to:		
Equity holders of the parent	614.8	546.0
Minority interest	-	(0.1)
	614.8	545.9

Cash Flow Statement
for the year ended 31 March 2006

2006 £m	2005 £m

lows from operating activities		
›r the year after tax	**642.3**	559.8
›n	**254.6**	229.5
ıent on financing and operating derivatives	**57.9**	-
e costs	**210.8**	188.1
e income	**(164.9)**	(126.8)
of jointly controlled entities and associates	**(43.6)**	(40.6)
n disposal of subsidiary	**(18.6)**	-
n service charges less contributions paid	**(22.3)**	(1.0)
:iation and impairment of assets	**200.1**	270.6
sation and impairment of intangible assets	**3.9**	3.5
ɘd income released	**(16.4)**	(62.3)
se)/Decrease in inventories	**(30.8)**	9.5
se) in receivables	**(585.1)**	(177.9)
ɜe in payables	**436.8**	339.4
ase) in provisions	**(14.5)**	(29.9)
ıvested in own shares for employee share awards	**(9.5)**	(2.8)
ꜧ in respect of employee share awards	**4.0**	1.6
ın disposal of property, plant and equipment	**(5.2)**	(7.7)
n disposal of replaced assets	**5.2**	-
jenerated from operations	**904.7**	**1,153.0**
ıds received from jointly controlled entities	**8.0**	12.5
e income received	**51.4**	20.5
e costs paid	**(119.5)**	(92.5)
ꜧ taxes paid	**(217.9)**	(152.9)
sh from operating activities	**626.7**	**940.6**
lows from investing activities		
ıse of property, plant and equipment	**(529.4)**	(345.0)
ıse of software	**(1.2)**	(2.3)
ɘd income received	**7.9**	3.1
:ds from sale of property, plant and equipment	**16.3**	19.5
›ceeds from sale of subsidiary	**17.3**	-
:ds from sale of investments	**-**	2.9
to jointly controlled entities	**-**	(1.0)
to associates	**(0.7)**	-
nent in Scotia Gas Networks plc (note 10)	**(505.0)**	-
repaid by jointly controlled entities	**10.8**	10.8
repaid by associates	**7.3**	2.7
nent in associate	**(15.0)**	-
ɜe in other investments	**(1.9)**	-
ıse of businesses and subsidiaries	**(0.6)**	(339.0)
sh from investing activities	**(994.2)**	**(648.3)**
lows from financing activities		
:ds from issue of share capital	**9.9**	9.7
ıds paid to company's equity holders	**(378.8)**	(330.8)
›rrowings	**552.4**	331.3
ment of borrowings	**-**	(98.3)
sh from financing activities	**183.5**	**(88.1)**
ɜcrease)/increase in cash and cash equivalents	**(184.0)**	**204.2**
ınd cash equivalents at the start of year	**227.8**	23.6
ɜcrease)/increase in cash and cash equivalents	**(184.0)**	204.2
ınd cash equivalents at the end of year	**43.8**	**227.8**

Notes on the Financial Statements

For the year ended 31 March 2006

1. Financial Statements

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 March 2006 or 2005 within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for 2005, which were prepared under UK Generally Accepted Accounting Practices (UK GAAP), have been delivered to the Registrar of Companies and those for 2006, prepared under International Financial Reporting Standards as adopted by the EU (adopted IFRS), will be delivered in due course. The auditors have reported on those financial statements; their reports were (i) unqualified; (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports; and (iii) did not contain statements under sections 237(2) or (3) of the Companies Act 1985. This preliminary announcement was authorised by the Board on 30 May 2006.

2. Basis of preparation

The financial statements set out in this announcement and the financial statements of the Group have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial

instruments classified as available for sale. The financial statements have also been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union (adopted IFRS). The financial statements are presented in pounds sterling.

The financial statements are the first annual financial statements of the Group prepared in accordance with adopted IFRS and the Group has applied a number of the exemptions contained within IFRS 1 *First-Time Adoption of International Financial Reporting Standards* including:

* IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*, have been adopted retrospectively as at 1 April 2005 but, as permitted by the transition provisions of IFRS 1, the Group has not restated comparative information.
* Business Combinations which took place prior to 1 April 2004 have not been reassessed under IFRS 3 *Business Combinations.*
* The Group has elected, under IAS 16 *Property, Plant and Equipment,* to measure a category of assets, Hydro Civil Assets, based on deemed cost.
* The application of IFRS 2 *Share-based Payments*, has been restricted to equity instruments that were granted on or after 7 November 2002 and had not vested by 1 January 2005.

In accordance with IAS 1 *Presentation of Financial Statements,* the Group has disclosed additional information in respect of jointly controlled entities and associates, exceptional items and certain re-measurements on the face of the income statement to aid understanding of the Group's financial performance. An item is treated as exceptional if it is considered unusual by nature and scale and of such significance that separate disclosure is required for the financial statements to be properly understood.

The impact of the transition to adopted IFRS, and the significant accounting policies of the Group which have altered as a result of the adoption of IFRS, were explained in the interim results statement for the six month period ended 30 September 2005 which was published on 16 November 2005. This is explained in detail in the Group's Statutory Financial Statements for the year ended 31 March 2006.

3. Basis of consolidation of the Group

The financial statements consolidate the financial statements of Scottish and Southern Energy plc and its subsidiaries together with the Group's share of the results and net assets of its jointly controlled entities and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date that control commences until the date control ceases using the acquisition method of accounting.

The Group's share of the total recognised gains and losses of associates are included on an equity accounted basis from the date that significant influence commences until the date significant influence ceases.

Investments in jointly controlled entities are accounted for under the equity method of accounting from the date that joint control commences until the date joint control ceases. Jointly controlled operations are businesses which use assets and liabilities that are separable from the rest of the Group. In these arrangements, the Group accounts for its own share of property, plant and equipment, carries its own inventories, incurs its own expenses and liabilities and raises its own finance.

Notes on the Financial Statements
for the year ended 31 March 2006

4. Segmental information

Primary reporting format – business segments

The primary segments are as reported for management purposes and reflect the day-to-day management of the business. The Group's primary segments are the distribution and transmission of electricity in the North of Scotland, the distribution of electricity the South of England (together referred to as Power Systems), the generation and supply of electricity and sale of gas in Great Britain (Generation and Supply). The Group's 50% equity share in Scotia Gas Networks plc, a business which distributes gas in Scotland and the South of England (note 10), is included as a separate segment where appropriate due to its significance.

Analysis of revenue and operating profit by segment is provided below. All revenue and profit before taxation arise from operations within Great Britain and Ireland.

a) Revenue by segment

	Total revenue **2006** **£m**	Total revenue 2005 £m	Intra-segment revenue **2006** **£m**	Intra-segment revenue 2005 £m	External revenue **2006** **£m**	External revenue 2005 £m
Power Systems						
Scotland	**261.1**	258.9	**104.1**	188.1	**157.0**	70.8
England	**415.9**	369.2	**204.0**	185.5	**211.9**	183.7
	677.0	628.1	**308.1**	373.6	**368.9**	254.5
Generation and Supply	**9,287.8**	6,766.1	**27.4**	15.7	**9,260.4**	6,750.4
Other businesses	**783.3**	645.5	**267.4**	225.8	**515.9**	419.7

10,748.1	8,039.7	**602.9**	615.1	**10,145.2**	7,424.6

Revenue from the Group's investment in Scotia Gas Networks plc (the Group's share being £261.5m) is not recognised as revenue under equity accounting.

b) Operating profit by segment

	Adjusted	JCE / Associate share of interest and tax (i)	2006 Before exceptional items and certain re -measurements	Exceptional items and certain re-measurements	Total
	£m	**£m**	**£m**	**£m**	**£m**
Power Systems					
Scotland	**141.8**	**-**	**141.8**	**-**	**141.8**
England	**226.1**	**-**	**226.1**	**-**	**226.1**
	367.9	**-**	**367.9**	**-**	**367.9**
Scotia Gas Networks plc	**102.7**	**(97.9)**	**4.8**	**(9.1)**	**(4.3)**
Energy Systems	**470.6**	**(97.9)**	**372.7**	**(9.1)**	**363.6**
Generation and Supply	**444.8**	**(28.2)**	**416.6**	**89.4**	**506.0**
Other businesses	**106.0**	**-**	**106.0**	**18.6**	**124.6**
	1,021.4	**(126.1)**	**895.3**	**98.9**	**994.2**
Unallocated expenses (ii)	**(7.9)**	**-**	**(7.9)**	**-**	**(7.9)**
	1,013.5	**(126.1)**	**887.4**	**98.9**	**986.3**

	Adjusted	JCE / Associate share of interest and tax (i)	2005 Before exceptional items and certain re-measurements	Exceptional items and certain re-measurements	Total
	£m	**£m**	**£m**	**£m**	**£m**
Power Systems					
Scotland	135.2	-	135.2	-	135.2
England	201.6	-	201.6	-	201.6
	336.8	-	336.8	-	336.8
Generation and Supply	388.6	(26.5)	362.1	65.8	427.9
Other businesses	93.6	0.7	94.3	-	94.3
	819.0	(25.8)	793.2	65.8	859.0
Unallocated expenses (ii)	(8.4)	-	(8.4)	-	(8.4)
	810.6	(25.8)	784.8	65.8	850.6

(i) The adjusted operating profit of the Group is reported after removal of the Group's share of interest, movements on financing derivatives and tax from jointly controlled entities and associates. The share of Scotia Gas Networks plc interest includes loan stock interest payable to the consortium shareholders. The Group has accounted for its 50% share of this, £28.8m, as finance income (note 6). The gas distribution network businesses owned by Scotia Gas Networks plc were acquired on 1 June 2005 (note 10).
(ii) *Unallocated expenses comprise corporate office costs which are not directly allocable to particular segments.*

Notes on the Financial Statements

for the year ended 31 March 2006

5. Exceptional items and certain re-measurements

i) Exceptional items

During the year, net dividends of £92.1m (2005 - £159.1m) were received in relation to the administration of TXU Europe Energy Trading Limited which had been placed into administration in 2002. The net receipts of £92.1m (2005 - £111.2m, after extinguishing debtor balances) have been shown separately in the income statement. In addition to this, the Group's share of the net dividend from the administration of TXU Europe Energy Trading Limited recognised as income by an associate company, Barking Power Limited, amounting to £16.7m, (2005 - £22.3m) is shown separately within share of operating profit from jointly controlled entities and associates.

In the year, a gain on disposal of Thermal Transfer Limited, a wholly owned subsidiary, of £18.6m was recognised. There is no tax effect on this exceptional item.

The financial statements to 31 March 2005 included an exceptional impairment charge in respect of Peterhead Power Station of £61.0m.

ii) Certain re-measurements

Certain re-measurements arising from the adoption of IAS 39 are disclosed separately to aid understanding of the underlying performance of the Group. This category includes the movement on derivatives as described in note 14.

These transactions can be summarised thus:

	2006 £m	2005 £m
Exceptional items		
Distributions from TXU administrator	**108.8**	133.5
Peterhead impairment	-	(61.0)
Disposal of Thermal Transfer	**18.6**	-
	127.4	72.5
Certain re-measurements		
Movement on operating derivatives (note 14)	**(14.4)**	-
Movement on financing derivatives (note 14)	**(43.5)**	-
Share of movements on derivatives in jointly controlled entities (note 10)	**(13.0)**	-
	(70.9)	-
Profit before taxation	**56.5**	72.5
Taxation (i)	**(11.4)**	(27.2)
Impact on profit for the year	**45.1**	45.3

(i) Taxation includes £1.1m (2005 - £6.7m) recognised within share of associates and jointly controlled entities on the face of the Income Statement.

Notes on the Financial Statements
for the year ended 31 March 2006

6. Net finance costs

	2006 £m	2005 £m
Finance income:		
Return on pension scheme assets	**115.7**	107.1
Interest income from short term deposits	**3.3**	3.2
Other interest receivable (i)	**45.9**	16.5
Total finance income	**164.9**	126.8
Finance costs:		
Bank loans and overdrafts	**(40.1)**	(33.6)
Other loans and charges	**(71.1)**	(60.2)
Interest on pension scheme liabilities	**(100.0)**	(94.7)
Accretion of convertible debt component	**(3.6)**	-
Less: interest capitalised	**8.3**	3.4
Notional interest arising on discounted provisions	**(4.3)**	(3.0)
Finance costs excluding movement on financing derivatives	**(210.8)**	(188.1)
Movement on financing derivatives (note 14)	**(43.5)**	-
Total finance costs	**(254.3)**	(188.1)
Net finance costs	**(89.4)**	(61.3)

(i) Included within other interest receivable are credits from jointly controlled entities of £39.2m (2005 – £11.5m), including £28.8m in respect of loan stock interest receivable from Scotia Gas Networks plc (2005 – £nil).

Adjusted net finance costs are arrived at after the following adjustments:

	2006 £m	2005 £m
Net finance costs	**(89.4)**	(61.3)
(add)/less:		
Share of interest from jointly controlled entities and associates	**(97.3)**	(17.2)
Accretion of convertible debt component	**3.6**	-
Movement on financing derivatives (note 14)	**43.5**	-
Return on pension scheme assets (note 13)	**(115.7)**	(107.1)
Interest on pension scheme liabilities (note 13)	**100.0**	94.7
Adjusted net finance costs	**(155.3)**	(90.9)

Notes on the Financial Statements
for the year ended 31 March 2006

7. Taxation

Analysis of charge recognised in the income statement:

	2006			2005		
	Before Exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Total £m	Before Exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Total £m
Current tax						
UK corporation tax	218.1	27.6	245.7	176.1	33.3	209.4
Adjustments in respect of previous years	(0.4)	-	(0.4)	(4.0)	-	(4.0)
Total current tax	217.7	27.6	245.3	172.1	33.3	205.4
Deferred tax						
Current year	14.6	(17.3)	(2.7)	30.2	(12.8)	17.4
Adjustments in respect of previous years	12.0	-	12.0	6.7	-	6.7
Total deferred tax	26.6	(17.3)	9.3	36.9	(12.8)	24.1
Total taxation charge	244.3	10.3	254.6	209.0	20.5	229.5

The charge for the year can be reconciled to the profit per the income statement as follows:

	2006 £m	2006 %	2005 £m	2005 %
Group profit before tax	896.9		789.3	
Less: share of results of associates and jointly controlled entities	(43.6)		(40.6)	
Profit before tax	853.3		748.7	
Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2005 – 30%)	256.0	30.0	224.6	30.0
Tax effect of:				
Expenses not deductible for tax purposes	0.7	0.1	3.6	0.5
Non taxable income	(4.8)	(0.6)	-	-
Adjustments to tax charge in respect of previous years	11.6	1.3	2.7	0.4
Consortium relief not paid for	(8.6)	(1.0)	-	-
Utilisation of tax losses	(0.3)	-	-	-
Advance corporation tax	-	-	(1.4)	(0.2)
Group tax charge and effective rate	254.6	29.8	229.5	30.7

The adjusted current tax charge is arrived at after the following adjustments:

	2006 £m	2006 %	2005 £m	2005 %
Total taxation charge	254.6	28.3	229.5	29.1
Effect of adjusting items (see below)	-	1.5	-	2.8
Total taxation charge on adjusted basis	254.6	29.8	229.5	31.9
(add)/less:				
Share of current tax from jointly controlled entities and associates	13.8	1.6	9.9	1.4
Exceptional items	(27.6)	(3.2)	(20.5)	(2.9)
Tax on movement on derivatives	17.3	2.0	-	-
Deferred tax	(26.6)	(3.2)	(36.9)	(5.1)
Adjusted current tax charge and effective rate	231.5	27.0	182.0	25.3

The adjusted effective rate is based on adjusted profit before tax being:

	2006 £m	2005 £m
Profit before tax	896.9	789.3
(add)/less:		
Exceptional items and certain re-measurements	(55.4)	(65.8)
Share of tax from jointly controlled entities and associates	28.8	8.6
Accretion of convertible debt component	3.6	-
Return on pension scheme assets (note 13)	(115.7)	(107.1)
Interest on pension scheme liabilities (note 13)	100.0	94.7
Adjusted profit before tax	858.2	719.7

Notes on the Financial Statements
for the year ended 31 March 2006

8. Dividends

	2006 £m	2005 £m
Amounts recognised as distributions from equity		
Final dividend for the previous year of 30.3p (2005 - 26.4p) per share	**260.0**	226.1
Interim dividend for the current year of 13.8p (2005 - 12.2p) per share	**118.8**	104.7
	378.8	330.8
Proposed final dividend for the current year of 32.7p (2005 - 30.3p) per share	**281.3**	260.0

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. The final dividend paid, £260.0m (30.3p, 2005 – 26.4p), was declared on 17 May 2005, approved at the Annual General Meeting on 28 July 2005 and was paid to shareholders on 23 September 2005. An interim dividend of £118.8m (13.8p, 2005 – 12.2p) was paid on 24 March 2006.

9. Earnings per share

Basic earnings per share
The calculation of basic earnings per share at 31 March 2006 is based on the net profit attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the year ended 31 March 2006. All earnings are from continuing operations.

Adjusted earnings per share
Adjusted earnings per share has been calculated by excluding the charge for deferred tax, net finance income relating to pensions, items disclosed as exceptional, and the impact of IAS 39.

	2006 Earnings £m	2006 Earnings per share pence	2005 Earnings £m	2005 Earnings per share pence
Basic	**642.3**	**74.7**	559.9	65.3
Exceptional items and certain re-measurements (note 5)	**(45.1)**	**(5.2)**	(45.3)	(5.3)
Basic excluding exceptional items and certain re-measurements	**597.2**	**69.5**	514.6	60.0
Adjusted for:				
Deferred tax (note 7)	**26.6**	**3.1**	36.9	4.3
Deferred tax from share of jointly controlled entities and associates results	**15.0**	**1.7**	(1.3)	(0.1)
Return on pension scheme assets (note 13)	**(115.7)**	**(13.4)**	(107.1)	(12.4)
Interest on pension scheme liabilities (note 13)	**100.0**	**11.6**	94.7	11.0
Accretion of convertible debt component	**3.6**	**0.4**	-	-
Adjusted	**626.7**	**72.9**	537.8	62.8

	2006 Earnings £m	2006 Earnings per share pence	2005 Earnings £m	2005 Earnings per share pence
Basic	**642.3**	**74.7**	559.9	65.3
Convertible debt interest (net of tax)	**10.5**	**1.2**	3.3	0.4
Dilutive effect of convertible debt	**-**	**(3.0)**	-	(1.2)
Diluted	**652.8**	**72.9**	563.2	64.5
Exceptional items and certain re-measurements	**(45.1)**	**(5.0)**	(45.3)	(5.2)
Diluted excluding exceptional items and certain re-statements	**607.7**	**67.9**	517.9	59.3

The weighted average number of shares used in each calculation is as follows:

	2006 Number of shares (millions)	2005 Number of shares (millions)
For basic and adjusted earnings per share	**859.5**	857.2
Effect of exercise of share options	**1.7**	1.9
	861.2	859.1
Effect of dilutive convertible debt	**33.3**	14.2
For diluted earnings per share	**894.5**	873.3

10. Acquisition of Gas Distribution Networks by Scotia Gas Networks plc

At 1 June 2005, Scotia Gas Networks plc, an entity of which the Group holds 50%, acquired the Scotland and the South of England gas distribution networks from National Grid Transco.

The total value of the acquired businesses after finalisation of the completion process was £3,217.8m. The transaction was initially funded by non-recourse borrowings with the balance funded by the shareholders. The Group's share of the initial transaction cost at 1 June 2005 was £483.9m which consisted of £270.0m of subordinated loans and £213.9m of equity funding. The non-recourse funding of this transaction was replaced by the issue of listed debt by the distribution network entities of £2,219.8m on 21 October 2005.

At 31 March 2006, the Group, through Scotia Gas Networks plc, had invested £521.9m in the gas distribution networks, consisting of £270.0m of subordinated loans, £235.0m of equity funding and £16.9m of capitalised interest.

The Group's investment in Scotia Gas Networks plc at 31 March 2006 is £455.0m consisting of the £521.9m invested less the opening liability on financing derivatives (£62.6m, see below) and the loss after interest, tax and movement on derivatives (£4.3m). In the ten months from acquisition, the Group's share of the results of Scotia Gas Networks plc contributed £102.7m to the Group's underlying operating profit (note 4) and £48.6m after interest (excluding loan stock interest payable and financing derivatives). The Group's share of the mark-to-market impact of the financial derivatives held by the Scotia Gas Network companies is included in note 14.

Scotia Gas Networks plc entered into a contingent interest rate swap on 30 August 2004 subject to the acquisition of the gas networks in Scotland and the South of England being completed. From 1 April 2005, 50% of the fair value of the swap has been reflected in the Group's accounts including the Groups share of the fair value loss on financing derivatives up to 1 June 2005, when the transaction to acquire the distribution networks was concluded. Since 1 June 2005, the Group's share of this loss has been reflected as part of the share of losses on financing derivatives within the results of Scotia Gas Networks plc. On 21 October 2005, the formerly contingent swap was closed off by the issue of a new 'mirror' swap, both of which are marked to market under IAS 39. The issue of the listed debt at 21 October 2005 was achieved at the same time as entering a number of interest rate and currency swaps, all of which are designated as being effective hedges. From 1 June 2005, the Group's share of the movement on financing derivatives in Scotia Gas Networks plc is a charge of £13.0m (£9.1m after tax).

The investment in the jointly controlled entity is accounted for using the equity method.

The acquisition of the Scotland and the South of England gas distribution networks by Scotia Gas Networks plc at 1 June 2005 can be represented as follows:

	Carrying Value of acquired entities £m	Fair Value Adjustments on acquisition £m	Accounting policy alignments £m	**Fair Value of acquired entities £m**
Property, plant and equipment	3,117.8	31.9	-	**3,149.7**
Net current liabilities	(76.6)	39.6	-	**(37.0)**
Retirement benefit obligations	(60.9)	5.9	-	**(55.0)**
Deferred tax	(271.0)	176.6	(667.9)	**(762.3)**
Other provisions	(30.3)	(15.7)	-	**(46.0)**
Net assets	**2,679.0**	**238.3**	**(667.9)**	**2,249.4**
Goodwill (i)	401.0	(100.5)	667.9	**968.4**
	3,080.0	137.8	-	**3,217.8**
Satisfied by cash:				
Bank facility				**2,250.0**
Equity investment by shareholders				**967.8**
				3,217.8
The Group's share of the equity investment (50%):				**483.9**
Represented by:				
Share capital				**213.9**
Loan Stock				**270.0**
				483.9

The fair value adjustments reflect the assessment of fair value based on the regulatory value of the businesses and the fair value of current liabilities and provisions including the deferred tax liability. The accounting policy adjustments reflect the adoption of Group policies on deferred taxation. The adjustments have been made effective at the date of acquisition and the subsequent movements in deferred taxation have been recognised in the current year.

(i) Goodwill has been subject to impairment test review.

Notes on the Financial Statements
for the year ended 31 March 2006

11. Provisions

	Onerous energy contracts (i)	Decommissioning (ii)	Other (iii)	Total
	£m	£m	£m	£m
At 1 April 2005	53.4	37.1	20.8	**111.3**
Acquired in the year	-	-	0.2	**0.2**
Charged in the year	2.5	1.8	2.4	**6.7**
Revised decommissioning value	-	(14.2)	-	**(14.2)**
Utilised during the year	(17.3)	-	(4.3)	**(21.6)**
Disposal in the year	-	-	(0.6)	**(0.6)**
At 31 March 2006	**38.6**	**24.7**	**18.5**	**81.8**
At 31 March 2006				
Non-current	38.6	24.7	15.7	**79.0**
Current	-	-	2.8	**2.8**
	38.6	**24.7**	**18.5**	**81.8**
At 31 March 2005				
Non-current	38.6	37.1	15.3	**91.0**
Current	14.8	-	5.5	**20.3**
	53.4	37.1	20.8	**111.3**

(i) The onerous energy contracts provision relates to future losses on purchase contracts designated as own use under IAS 39. These losses will be incurred over a maximum period to 2011 when the contracts terminate.

(ii) Provision has been made for the estimated net present cost of decommissioning certain generation and gas storage assets. The estimate is based on a forecast of clean-up costs at the time of decommissioning discounted for the time value of money. The timing of costs provided is dependent on the lives of the facilities. The provision held in respect of the decommissioning assets at Fiddler's Ferry and Ferrybridge has been reassessed following the Group's decision to invest in flue gas desulphurisation plant at these stations, which is expected to extend the useful lives of the stations by between 15 and 20 years. Accordingly, this change in the timing of the expected decommissioning expenditure has been reflected in the carrying value of the provision.

(iii) Other provisions include balances held in relation to restructuring, insurance and warranty claims. In addition, the Group has an unapproved, unfunded retirement benefit provision for pensions for certain directors and former directors and employees.

12. Reserves

	Share premium account £m	**Capital redemption reserve £m**	**Equity reserve £m**	**Retained earnings £m**	**Hedge reserve £m**	**Total £m**
At 31 March 2005	81.6	13.7	-	1,338.0	-	**1,433.3**
Cumulative adoption of IAS 32 and 39	-	-	14.6	3.9	18.3	**36.8**
At 1 April 2005	81.6	13.7	14.6	1,341.9	18.3	**1,470.1**
Profit for the year	-	-	-	642.3	-	**642.3**
Effective portion of changes in fair value of cash flow hedges	-	-	-	-	(11.7)	**(11.7)**
Premium on issue of shares	9.1	-	-	-	-	**9.1**
Actuarial losses on retirement benefit schemes (net of tax)	-	-	-	(9.9)	-	**(9.9)**
Dividends to shareholders	-	-	-	(378.8)	-	**(378.8)**
Employee share awards						
- credit in respect of employee share awards	-	-	-	4.0	-	**4.0**
- investment in own shares	-	-	-	(9.5)	-	**(9.5)**
Other movements	-	-	-	(0.4)	-	**(0.4)**
At 31 March 2006	**90.7**	**13.7**	**14.6**	**1,589.6**	**6.6**	**1,715.2**

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedge derivative instruments related to hedged transactions that have not yet occurred.

On adoption of IAS 32, the convertible bond was analysed into an equity component, which is disclosed as the equity reserve, and a debt component, which is recorded as part of non-current loans and borrowings.

Notes on the Financial Statements
for the year ended 31 March 2006

13. Pensions

Valuation of combined Pension Schemes

	Long- term rate of return expected at 31	**Value at 31 March**	Long- term rate of return expected at 31	Value at 31 March

	March 2006 %	2006 £m	March 2005 %	2005 £m
Equities	**7.7**	**1,258.5**	8.2	1,025.7
Government bonds	**4.2**	**321.8**	4.7	172.2
Corporate bonds	**4.9**	**211.4**	5.4	301.2
Other investments	**5.0**	**225.6**	5.3	152.2
Total fair value of plan assets		**2,017.3**		1,651.3
Present value of defined benefit obligations		**(2,211.1)**		(1,878.9)
Deficit in the scheme		**(193.8)**		(227.6)
Deferred tax thereon		**58.1**		68.3
Net pension liability		**(135.7)**		(159.3)

Movements in the defined benefit obligation during the year:

	2006 £m	2005 £m
At 1 April	**(1,878.9)**	(1,691.5)
Movements in the year:		
Service costs	**(22.9)**	(20.9)
Member contributions	**(7.7)**	(6.7)
Benefits paid	**86.1**	81.3
Interest on pension scheme liabilities	**(100.0)**	(94.7)
Losses on curtailments	**(0.6)**	(1.0)
Actuarial losses	**(287.1)**	(72.4)
Liabilities assumed on business combinations	**-**	(73.0)
At 31 March	**(2,211.1)**	(1,878.9)

Movements in scheme assets during the year:

	2006 £m	2005 £m
At 1 April	**1,651.3**	1,495.8
Movements in the year:		
Expected return on pension scheme assets	**115.7**	107.1
Assets distributed on settlement	**(86.1)**	(81.3)
Employer contributions	**55.7**	21.9
Member contributions	**7.7**	6.7
Assets acquired in business combinations	**-**	47.0
Actuarial gains	**273.0**	54.1
At 31 March	**2,017.3**	1,651.3

Balance sheet disclosure

The net pension (deficit) / surplus of the schemes have been offset in this note. The following is an analysis of the retirement benefit obligations and assets for financial reporting purposes.

	2006 £m	2005 £m
Retirement benefit obligations	**(284.0)**	(326.5)
Retirement benefit assets	**90.2**	98.9
	(193.8)	(227.6)

Notes on the Financial Statements
for the year ended 31 March 2006

14. Financial Assets / Liabilities

The Group adopted IAS 32 and IAS 39 retrospectively as at 1 April 2005 but, as permitted by the transition provisions of IFRS 1, the Group has not restated comparative information. For financial reporting purposes, the Group has classified derivative financial instruments into two categories, operating derivatives and financing derivatives. Operating derivatives include all qualifying commodity contracts including those for electricity, gas, oil, coal and carbon. Financing derivatives include all fair value and cash flow interest rate hedges, non-hedge accounted (mark-to-market) interest rate derivatives, cash flow foreign exchange hedges and non-hedge accounted foreign exchange contracts. Non-hedge accounted contracts are treated as held for trading. The carrying value is the same as the fair value for all instruments. All balances are stated gross of associated deferred taxation.

	At 1 April 2005 £m	Net Movement: Income Statement £m	Net Movement: Hedge Reserve (ii) £m	Transfer (i) £m	**At 31 March 2006 £m**
Operating derivatives (iii)	130.1	(14.4)	(32.4)	-	**83.3**
Financing derivatives (iv)	(102.2)	(41.0)	15.5	89.5	**(38.2)**

Financial assets/liabilities	27.9	(55.4)	(16.9)	89.5	45.1
Hedged items (v)	3.9	(2.5)	-	-	1.4
Net balance sheet	31.8	(57.9)	(16.9)	89.5	46.5

The net movement reflected in the Income Statement can be summarised thus:

	2006 £m
Operating derivatives	
Total result on operating derivatives (vi)	176.1
Less: amounts settled in the year (vii)	(190.5)
Movement in unrealised derivatives	(14.4)
Financing derivatives (and hedged items)	
Total result on financing derivatives (vi)	(47.3)
Less: amounts settled in the year (vii)	3.8
Movement in unrealised derivatives	(43.5)
Total	(57.9)

(i) Represents previously contingent interest rate swap held and entered into by Scotia Gas Networks plc and transferred at date of acquisition of the gas distribution networks, at 1 June 2005, to the investment in the jointly controlled entity.

(ii) Gains or losses transferred to the hedge reserve represent amounts in respect of mark-to-market movements on effective cash flow hedge relationships which have not matured. Where hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument previously recognised in equity remains in equity until the forecast transaction occurs. If the transaction is no longer expected to occur, the cumulative gain or loss recognised in equity is recognised in the income statement.

(iii) These fair values represent the contracts which have not been designated as own use purchase contracts in line with the provisions of IAS 39. The fair values at the balance sheet date represent the unrealised gains and losses from holding commodity contracts for future delivery. These fair values are subject to change in commodity market prices.

(iv) *The interest rate derivative instruments outstanding at the balance sheet date had remaining lives of between* 9 months and 31 years and fixed rates of interest payable ranging from 4.01% to 8.22%.

(v) The fair value adjustments to loans and borrowings designated as the hedged item in effective fair value hedge relationships are analysed. This detail has been included to provide a full analysis of the impact of the adoption of IAS 39 in the financial year. See note 15.

(vi) Total result on derivatives (operating or financial) in the income statement represents amounts in respect of realised gains or losses on derivatives, mark-to-market movements on effective fair value hedge relationships which have not matured, mark-to-market movements on other derivatives held or acquired during the year and mark-to-market movements on the ineffective portion of cash flow *hedge relationships which have not matured.*

(vii) Amounts settled in the year represent the unwind of opening unrealised financial derivative assets or liabilities which have matured or been delivered in the financial year and other derivatives transacted in the year which have matured or been delivered.

Notes on the Financial Statements
for the year ended 31 March 2006

15. Analysis of net debt

	At 1 April 2005 £m	Decrease in cash and cash equivalents £m	(Increase)/ decrease in debt £m	**At 31 March 2006 £m**
Cash and cash equivalents	232.2	(182.3)	-	**49.9**
Bank overdraft (i)	(4.4)	(1.7)	-	**(6.1)**
	227.8	(184.0)	-	**43.8**
Loans and borrowings (ii)	(1,660.2)	-	(554.5)	**(2,214.7)**
Finance lease creditors	(2.0)	-	0.4	**(1.6)**
Bank overdraft (i)	4.4	-	1.7	**6.1**
	(1,657.8)	-	(552.4)	**(2,210.2)**
Net debt	**(1,430.0)**	**(184.0)**	**(552.4)**	**(2,166.4)**

(i) Bank overdrafts are reported on the balance sheet as part of current loans and borrowings. For cash flow purposes, these have been included as cash and cash equivalents.

(ii) The opening loans and borrowings are restated for £20.8m relating to the equity component of the convertible bond. The closing loans

and borrowings are adjusted for £1.4m relating to fair value adjustments to borrowings per note 14.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:34 24-May-06
Number	5255D

Free annual report

Scottish and Southern Energy

82-3099

RNS Number:5255D
Scottish & Southern Energy PLC
24 May 2006

Scottish and Southern Energy plc

Holding (s) in Company

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 24 May 2006 that The Capital Group Companies, Inc, through various legal entities as listed below, has a notifiable interest in 34,048,224 ordinary 50p shares in Scottish and Southern Energy plc, being 3.96% of the issued share capital of the company.

Legal Entity	
Capital Guardian Trust Company	15,659,434
Capital International Limited	13,048,615
Capital International S.A.	1,987,900
Capital International, Inc	952,275
Capital Research and Management Company	2,400,000

Registered Holder	
State Street Nominees Limited	1,754,768
Bank of New York Nominees	1,116,500
Northern,Trust	162,900
Chase Manhattan Bank Australia Limited	5,300
Chase Nominees Limited	7,336,200
BT Globenet Nominees Ltd	338,900
Midland Bank plc	1,349,600
Cede & Co	62,000
Deutsche Bank Mannheim	1,300
Bankers Trust	601,200
Barclays Bank	13,500
Brown Bros.	81,540
Nortrust Nominees	1,799,250
MSS Nominees Limited	35,600
State Street Bank & Trust Co.	56,700

Citibank NA Toronto	22,100
Deutsche Bank AG	2,600
HSBC Bank plc	100
Mellon Bank N.A.	84,600
Roy Nominees Limited	15,600
Mellon Nominees (UK) Limited	327,469
Bank One London	3,000
HSBC	25,300
JP Morgan Chase Bank	463,407
State Street Nominees Limited	135,500
Bank of New York Nominees	2,864,431
Northern Trust	1,690,855
Chase Nominees Limited	2,806,000
Midland Bank plc	82,900
Bankers Trust	82,100
Barclays Bank	67,700
Morgan Guaranty	236,200
Nortrust Nominees	1,959,800
MSS Nominees Limited	34,100
State Street Bank & Trust Co.	1,503,629
Lloyds Bank	25,600
Citibank NA Toronto	370,400
Deutsche Bank AG	59,600
Chase Manhattan Nominee Ltd	54,100
HSBC Bank plc	847,700
Mellon Bank N.A.	141,800
KAS UK	80,200
Bank One London	147,300
HSBC	9,400
JP Morgan Chase Bank	68,400
Raiffeisen Zentral Bank	615,600
Fortis Bank	13,100
Metzier Seel Sohn & Co.	57,700
Nordea Bank	76,700
Bayerische Hypo Und Vereinsbank AG	17,800
State Street Nominees Limited	14,200
Bank of New York Nominees	9,500
Chase Nominees Limited	442,300
Midland Bank plc	65,400
Barclays Bank	13,000
Pictet & Cie, Geneva	67,500
Nortrust Nominees	9,900
Morgan Stanley	11,600
J.P. Morgan	870,500
State Street Bank and Trust Co	36,300
Lloyds Bank	24,100
HSBC Bank plc	235,300
Lombard Odier Et Cie, Geneva	154,400
Metzier Seel Sohn & Co	15,000
Credit Suisse, Zurich	18,900
State Street Nominees Limited	305,800
Bank of New York Nominees	96,275
Northern Trust	5,500
Chase Nominees Limited	316,100
Midland Bank plc	6,900
Bankers Trust	15,000
Nortrust Nominees	92,500
State Street Bank & Trust Co.	16,900
Citibank	3,100
Citibank NA Toronto	37,700
HSBC Bank plc	42,500
JP Morgan Chase Bank	14,000
Chase Nominees Limited	2,400,000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Increase in investment
Released	09:27 05-May-06
Number	5019C

Scottish and Southern Energy

82-3099

RNS Number:5019C
Scottish & Southern Energy PLC
05 May 2006

SSE INVESTS IN MICRO GENERATION

Scottish and Southern Energy plc (SSE) has invested £3.125m to increase its stakes in Renewable Devices Swift Turbines Ltd and Solar Century Holdings Ltd.

It has invested £1.125m to increase its stake in Edinburgh-based Swift Turbines to 10% of the share capital, with options over a further 20%, and £2.0m to increase its stake in London-based solarcentury to 13.3% of the share capital.

Swift Turbines has developed what is believed to be the world's first feasible rooftop-mountable wind energy system and London-based solarcentury is the largest independent solar photovoltaics company in the UK.

In addition to its investments, SSE is working with both companies to market the provision and installation of the technologies to an increasing number of customers in the UK.

Budget 2006 stated that micro generation technologies 'have the potential to contribute towards both improved energy security and lower carbon emissions' and contained measures to stimulate demand for them. In its submission to the government's review of energy policy, SSE stated that 'a key way of reducing the demand for energy from the national electricity and gas grids is to ensure that buildings connected to them contain the means to produce at least some of the energy that their occupants need'.

Ian Marchant, Chief Executive of SSE, said: "The way we produce energy is going to change. Developments in technology have made it possible for even individual households and small businesses to generate their own electricity and heat by the use of micro generation technologies.

We anticipated this change with our earlier investments in micro generation. Working with Swift Turbines and solarcentury over the past 18 months has underlined our belief that these technologies will play a growing part in meeting energy needs in the future and prompted this additional investment."

Enquiries to:

Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Corporate Communications 0870 900 0410